Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2022 RESULTS – STRONG OPERATIONAL PERFORMANCE DRIVES RECORD QUARTERLY GOLD PRODUCTION; PRODUCTION AND COST GUIDANCE REITERATED FOR 2022; UPDATED DETOUR LAKE MINE PLAN BASED ON 38% INCREASE IN MINERAL RESERVES

Toronto (July 27, 2022) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported financial and operating results for the second quarter of 2022.

Second quarter of 2022 highlights:

•	Record gold production and strong earnings and cash flow generation in the second quarter of 2022 – Payable gold production[1] in the second quarter of 2022 was 858,170 ounces at production costs per ounce of $766, total cash costs per ounce[2] of $726 and all-in sustaining costs (“AISC”) per ounce[3] of $1,026. These results include the first full quarter of production following the completion of the merger between Agnico Eagle and Kirkland Lake Gold Ltd. (“Kirkland Lake Gold”) on February 8, 2022 (the “Merger”). For the second quarter of 2022, the Company reported quarterly net income of $0.61 per share, with adjusted net income[4] of $0.76 per share. Operating cash flow was of $1.39 per share

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Production costs per ounce and total cash costs per ounce are non-GAAP ratios that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements and, unless otherwise specified, is reported on a by-product basis in this news release. For the detailed calculation of production costs per ounce and the reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance”.

3 AISC per ounce is a non-GAAP ratio that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements and, unless otherwise specified, is reported on a by-product basis in this news release. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance”.

4 Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to net income and net income per share see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance”.

•	Ontario and Nunavut platforms drive solid operational performance – Gold production and costs in the second quarter of 2022 were better-than-expected primarily due to positive grade reconciliation at Amaruq and Detour Lake and productivity improvements at Macassa. Better grade performance allowed Amaruq to have its best operational quarter since start up with payable production of 96,698 ounces of gold at production costs per ounce of $1,110 and total cash costs per ounce of $993. In total, Nunavut payable production was 194,270 ounces of gold at production costs per ounce of $997 and total cash costs per ounce of $915. In Ontario, payable production was 256,777 ounces of gold at production costs per ounce of $664 and total cash costs per ounce of $626. The strong operational performance in the second quarter of 2022 puts the Company in a good position to deliver on 2022 guidance forecasts

•	Gold production, cost and capital expenditure guidance reiterated for 2022 – Expected payable gold production in 2022 remains unchanged at between 3.2 and 3.4 million ounces with total cash costs per ounce and AISC per ounce between $725 and $775 and $1,000 and $1,050, respectively. Given that inflationary pressures are expected to continue in the second half of 2022, the Company believes that total cash costs per ounce and AISC per ounce could trend towards the top end of these ranges. Gold production in the second half of 2022 is expected to be approximately equally split between the third and fourth quarters. Total expected capital expenditures (excluding capitalized exploration) for 2022 remain estimated to be approximately $1.4 billion. Guidance for 2022 includes production, costs and capital for the period commencing January 1, 2022 for the Detour Lake, Macassa and Fosterville mines

•	Inflationary environment expected to remain challenging in the second half of 2022 – During the first half of 2022, cost pressures were largely offset by strong operational performance, optimization and cost saving initiatives, positive foreign exchange impacts (weaker Euro and Canadian and Australian dollars) and currency and fuel hedging programs. In the second half of 2022, the Company’s focus will continue to be on increasing operational efficiencies and cost optimization at all mining operations. In addition, the Company anticipates continuing to opportunistically add to operating currency and fuel hedges

•	Corporate synergies largely completed and exceed initial estimate; Focus shifts to delivering operational synergies and strategic optimizations – Corporate synergies related to the Merger (approximately $40 million to date) have been the primary driver of realized synergies in 2022. While the realization of the operational synergies and strategic optimization will be a multi-year endeavour, further progress to identify and secure opportunities was made in the second quarter of 2022 including:

•	Expected Corporate G&A synergies (before tax) are now estimated to be up to $225 million in the first five years (up from previous guidance of $200 million and initial guidance of $145 million) and up to $425 million over the next ten years (up from previous guidance of $400 million and initial guidance of $320 million)

•	The estimate for potential operational synergies remains unchanged at approximately $130 million per year ($440 million over five years, $1.1 billion over 10 years). The estimate of strategic opportunities to reduce current and future expenditures as part of the project pipeline also remains unchanged at up to $240 million over five years and $590 million over 10 years

•	Detour Lake Mine update – A recently completed technical evaluation shows increased mineral reserves, a more robust mine plan and potential for exploration and production upside – Among other things, the new technical evaluation lowers the mine plan’s risk, extends expected mine life by 10 years to 2052, increases gold reserves by 38% (or 5.6 million ounces (“Moz”)) to 20.4Moz (835.1 million tonnes at 0.76 grams per tonne (“g/t”) of gold), increases recovered gold by 38%, increases production in 2028 to 2031 by 0.4Moz (reduces a dip in production that was in previous mine plan), increases production in 2032 to 2042 by 1.8Moz, increases production in 2043 to 2052 by 3.0Moz, has higher average grades and lowers average costs for period between 2022 and 2042. The Detour Lake mine continues to have strong exploration upside primarily to the west and at depth, suggesting potential for an underground mine and extensions to the current open pits. The Company is evaluating additional scenarios to potentially increase mill throughput beyond 28.0 million tonnes per year (“Mtpa”) after 2025. In addition, the Company is assessing the potential for Detour Lake to increase production to 1.0 million ounces or more per year. The Company expects to have an initial assessment on this potential completed in late 2023

•	Drilling at Detour Lake has encountered significant intersections that extend the deposit two kilometres west of the current pit outline – Drilling has encountered gold-bearing mineralization along the Sunday Lake Deformation Zone and has continued to intersect a key gold-bearing chloritic-greenstone geological marker horizon found in both the Main Pit and West Pit zones. Highlights include 32.3 g/t gold over 4.8 metres at 955 metres depth (a two kilometre step-out hole), 2.9 g/t gold over 29.7 metres at 305 metres depth and 6.0 g/t gold over 32.7 metres at 481 metres depth. The Company plans drilling to further investigate the westerly trend of the deposit to assess the potential for pit extensions and underground mining

•	Key Exploration and Development Projects Continue to Advance

•	Odyssey Project – Underground development and surface construction activities are progressing on schedule and on budget, with initial pre-commercial production expected near the end of the first quarter of 2023. Twenty drills are active, with four underground drills completing infill drilling on the Odyssey South deposit and 12 surface drills focused on infilling and expanding the East Gouldie deposit and four drills active in regional exploration. Recent drilling has extended the East Gouldie deposit to the west by approximately 225 metres and to the east at depth by approximately 500 metres to more than 1,700 metres from the current mineral resources outline

•	Kirkland Lake region – At Macassa, the focus remains on completing the Shaft #4 infrastructure, which the Company expects to occur close to year-end 2022, and ramping up production. At the Amalgamated Kirkland (“AK”) deposit, two underground and two surface drills are working to infill and expand the existing mineral resource. The Company is evaluating the deposit as a potential ore source for the Macassa mine which, if the evaluations are positive, could commence as early as 2024. At Upper Beaver, the infill drilling program was completed in the second quarter of 2022 and the results will be incorporated into the economic model. Several development scenarios for Upper Beaver are currently being evaluated

•	Hope Bay – Drilling continued to ramp-up in the second quarter of 2022, completing 30,761 metres (46,658 metres year to date) with three drill rigs now operating underground at Doris, three drill rigs targeting deep extension at Doris and a seventh drill rig operating at Madrid. Drill results continue to show excellent potential at Doris at depth below the dike in the BTD Connector and BTD Extension targets and in the Doris Central extension to the south. Recent highlights include: 12.2 g/t gold over 7.1 metres at 456 metres depth from BTD Connector; and 20.9 g/t gold over 2.3 metres at 344 metres depth from BTD Extension. On the back of the drilling success at Doris in the first half of 2022, the Company is considering an increase to the exploration budget at Hope Bay for the second half of 2022. Exploration is expected to continue through 2023 while a larger production scenario is being evaluated

•	Strong investment grade balance sheet; $125M debt repayment in April 2022 and commencement of normal course issuer bid (“NCIB”) in June 2022 – On April 7, 2022, the Company repaid with cash the $125 million 6.77% Series C senior notes at maturity. At June 30, 2022, the Company’s net debt[5] totaled $434.3 million. Subsequent to the quarter end, the Company repaid with cash the $100 million 4.87% Series C senior notes at maturity on July 24, 2022, further reducing the Company’s indebtedness. The Company’s NCIB was initiated in June 2022 and 453,000 common shares were repurchased in the second quarter of 2022 for $22.3 million. Under the NCIB, the Company is authorized to purchase up to $500 million of its common shares (up to a maximum of 5% of its issued and outstanding common shares)

•	A quarterly dividend of $0.40 per share has been declared

“In the second quarter of 2022 the Company set a new quarterly production record driven by both strong operational and safety performance. In Nunavut, Amaruq had a record quarter for both costs and production, and the Ontario mines exceeded forecast. This strong production performance led to better than expected earnings and cashflow and puts us in a good position to deliver on 2022 guidance forecasts, despite ongoing inflationary cost pressures,” said Ammar Al-Joundi, Agnico Eagle’s President and Chief Executive Officer. “During the quarter, exploration continued to deliver exciting results at Detour Lake, Odyssey and Hope Bay. I am particularly excited by the step-out drilling at Detour which suggests good potential for an underground operation and extensions to the current open pits. A number of opportunities to improve the mining operations and enhance production are currently under evaluation, and the Company’s long-term vision for Detour Lake is to increase production to 1.0 million ounces per year or more,” added Mr. Al-Joundi.

5 Net debt is a non-GAAP measure that is not a standardized measure under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to long-term debt see “Reconciliation of Non-GAAP Financial Performance Measures – Reconciliation of Long-Term Debt to Net Debt”. See also “Note Regarding Certain Measures of Performance”.

Second Quarter 2022 Financial and Production Results

In the second quarter of 2022, net income was $275.8 million ($0.61 per share). This result includes the following items (net of tax): a non-cash fair value adjustment on inventory sold during the quarter related to the Merger included in production costs of $27.1 million ($0.06 per share), mark-to-market losses of $18.4 million ($0.04 per share) on the Company’s investment portfolio, foreign currency translation losses on deferred tax liabilities of $14.6 million ($0.03 per share), derivative losses on financial instruments of $11.2 million ($0.02 per share), non-cash foreign currency translation gains of $10.3 million ($0.02 per share), severance costs of $8.1 million ($0.01 per share) and various other adjustment losses of $2.2 million ($0.01 per share). Excluding these items would result in adjusted net income of $347.1 million or $0.76 per share for the second quarter of 2022. For the second quarter of 2021, the Company reported net income of $196.4 million ($0.81 per share).

Included in the second quarter of 2022 net income, and not adjusted above are care and maintenance costs net of tax of $5.7 million ($0.01 per share) and a non-cash stock option expense of $3.2 million ($0.01 per share).

In the first six months of 2022, the Company reported net income of $385.6 million ($0.92 per share). This compares with the first six months of 2021, when net income was $341.6 million ($1.40 per share).

For financial reporting purposes, the Merger was determined to be a business combination with Agnico Eagle identified as the acquirer. As a result, the purchase consideration was allocated to the identifiable assets and liabilities of Kirkland Lake Gold based on their fair values as of February 8, 2022 (the “Purchase Price Allocation”) and was recorded in the first quarter of 2022. The finalization of the Purchase Price Allocation will take place within twelve months following the acquisition date.

Upon closing of the Merger, under the Purchase Price Allocation, any gold inventory held by Kirkland Lake Gold on February 8, 2022 was revalued at the forecasted gold price in the period the inventory was expected to be sold. The revalued inventory subsequently sold during the second quarter of 2022 resulted in additional production costs of approximately $39.2 million ($27.1 million after tax) during the quarter. The revalued inventory subsequently sold during the first six months of 2022 resulted in additional production costs of approximately $152.9 million ($105.9 million after tax). Given the extraordinary nature of the fair value adjustment on inventory related to the Merger, this non-cash adjustment, which increased the cost of inventory sold during the quarter, was normalized from net income and net income per share and adjusted out of the total cash costs per ounce and AISC in the second quarter of 2022.

The increase in net income in the second quarter and first six months of 2022 compared to the prior-year period is primarily due to higher mine operating margins6 (from higher sales volumes following the Merger and higher realized metal prices). The overall increase in net income was partially offset by higher exploration costs and amortization due to the inclusion of the Detour, Fosterville and Macassa mines and higher general and administrative costs. In addition, higher losses on derivatives, other expenses and care and maintenance costs offset the higher operating margins.

In the second quarter of 2022, cash provided by operating activities was $633.3 million ($706.0 million before changes in non-cash components of working capital), compared to the second quarter of 2021 when cash provided by operating activities was $419.4 million ($444.6 million before changes in non-cash components of working capital). A non-cash fair value adjustment on inventory related to the Merger of $39.2 million was included in production costs and as result included in cash provided by operating activities before changes in non-cash components of working capital for the second quarter of 2022. The non-cash fair value adjustment on inventory was then reversed through changes in non-cash components of working capital.

Excluding the non-cash fair value adjustment on inventory of $39.2 million related to the Merger, cash provided by operating activities before changes in non-cash components of working capital was $745.2 million in the second quarter of 2022 and increased when compared to the prior-year period primarily due to higher sales volumes and higher realized prices. This included non-recurring costs related to the Merger of $10.8 million in severance costs.

In the first six months of 2022, cash provided by operating activities was $1,140.7 million ($1,072.0 million before changes in non-cash components of working capital), compared to the first six months of 2021 when cash provided by operating activities was $786.0 million ($870.1 million before changes in non-cash components of working capital). Excluding the non-cash fair value adjustment on inventory of $152.9 million related to the Merger, cash provided by operating activities before changes in non-cash components of working capital was $1,224.9 million in the first six months of 2022.

6 Operating margin is a non-GAAP measure. For a reconciliation to net income see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance”.

The increase in cash provided by operating activities in the second quarter and first six months of 2022, compared to the prior-year periods, is primarily due to higher net income driven by higher sales volumes following the Merger and higher realized metal prices. This included non-recurring costs related to the Merger of $34.8 million in transaction costs and $56.8 million in severance costs.

In the second quarter of 2022, the Company’s payable gold production was a record 858,170 ounces. This compares to quarterly payable gold production of 526,006 ounces in the prior-year period.

In the first six months of 2022, the Company’s gold production was a record 1,518,774 ounces. Including the entire first six month’s production from the pre-Merger Kirkland Lake Gold mines, total gold production in the first half of 2022 was 1,664,499. This compares to payable gold production of 1,042,810 ounces in the first six months of 2021, which included 17,176 ounces and 348 ounces of pre-commercial production of gold at the Tiriganiaq open pit at Meliadine and Amaruq underground project, respectively.

Gold production in the second quarter of 2022 and the first six months of 2022, when compared to the prior-year periods, was higher primarily due to the inclusion of the production from the Detour Lake, Fosterville and Macassa mines. This was partially offset by the cessation of gold production in 2022 at the Hope Bay mine following the Company’s decision to dedicate the infrastructure to exploration activities and lower production at the Company’s Pinos Altos mine, as a result of lower tonnage sourced from the underground mine.

Production costs per ounce in the second quarter of 2022 were $766, compared to $838 in the prior-year period. Total cash costs per ounce in the second quarter of 2022 were $726, compared to $748 in the prior-year period.

Production costs per ounce in the first six months of 2022 were $869, compared to $829 in the prior-year period. Total cash costs per ounce in the first six months of 2022 were $763, compared to $741 in the prior-year period. Including the entire first six month’s production from the pre-Merger Kirkland Lake Gold mines, total cash costs per ounce in the first six months of 2022 were slightly below the mid-point of 2022 cost guidance.

In the second quarter, production costs per ounce and total cash costs per ounce decreased when compared to the prior-year period primarily due to lower minesite costs per tonne. Total cash costs per ounce also decreased when compared to the prior-year period due to the fair value adjustment on inventory sold during the second quarter, partially offset by lower by-product metal revenue from lower silver and zinc production in 2022. In the first six months of 2022, production costs per ounce and total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne and lower production at various operations in the first three months of the year. A detailed description of the minesite costs per tonne at each mine is set out below.

AISC per ounce in the second quarter of 2022 were $1,026, compared to $1,037 in the prior-year period. AISC per ounce in the first six months of 2022 were $1,051, compared to $1,022 in the prior-year period.

AISC per ounce in the second quarter of 2022 decreased when compared to the prior-year period primarily due to lower total cash costs per ounce, partially offset by higher sustaining capital expenditures.7 AISC per ounce in the first six months of 2022 increased when compared to the prior-year period primarily due to higher total cash costs per ounce in the first six months of 2022 and slightly higher sustaining capital expenditures and general and administrative costs.

Update on Key Value Drivers

Activities are progressing well at the Company’s key exploration, development, and mine expansion projects. Highlights on the key value drivers are set out below and details on the various mine expansion projects (Kittila shaft, Meliadine Phase 2, Macassa Shaft #4 and Amaruq underground) are set out in the operational section of this news release.

Detour Lake Mine technical evaluation – Mineral reserves increased by 38% to 20.4 million ounces; Production profile improved and extended by 10 years; Ongoing exploration expected to further increase mineral resources; Future focus on potential expansion scenarios

During the second quarter of 2022, the Company completed a technical evaluation on its Detour Lake Mine. This evaluation is a follow up to a National Instrument 43-101 – Standards of Disclosure for Mineral Projects Technical Report on the Detour Lake Operations that was filed by Kirkland Lake Gold in October 2021. In this evaluation, there are no significant changes to the geological setting, or the mining, milling and metallurgical processes used at the Detour Lake operations.

7 Sustaining capital is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements. See “Note Regarding Certain Measures of Performance”.

The goal of this technical evaluation was to convert a portion of the 2021 measured and indicated mineral resources into mineral reserves, update the life of mine plan and incorporate updated timelines on several mill optimization projects that were designed to increase the mill throughput to 28 Mtpa by 2025. Highlights from this evaluation include:

•	Lower risk mine plan

•	Added 10 years to the mine life (until 2052)

•	+ 38% in gold reserves (+5.6Moz to 20.4Moz (835.1 million tonnes at 0.76 g/t gold))

•	+ 38% in recovered gold:

◦	+ 0.4Moz added in 2028-2031 (reduces a production dip in the previous mine plan)

◦	+ 1.8Moz added in 2032-2042

◦	+ 3.0Moz added in 2043-2052

•	Higher average grade, lower average costs, 2022 - 2042

The Company continues to evaluate the exploration upside and the potential to further expand production at the Detour Lake mine, including through the following:

•	Increasing mill capacity beyond 28.0 Mtpa – current permitting allows for processing of up to 32.8 Mtpa

•	Assessing the potential for underground mining

•	Installing an electric trolley assisted haulage system to improve haulage efficiency and support carbon emission reductions

•	Improving grade control processes

•	Further optimizing of mine and mill processes

•	Additional exploration potential in the region

Successful exploration in 2021 drove significant increase in mineral resources at year end 2021

Exploration drilling in 2021 provided additional evidence of a broad and continuous corridor of mineralization extending from the Main Pit through the Saddle Zone to the planned West Pit to a depth of at least 800 metres. This drilling resulted in a significant increase in mineral resources at Detour Lake at year end 2021.

Detour Lake’s combined measured and indicated mineral resources totaled 15.2 million ounces of gold (574.9 million tonnes grading 0.83 g/t gold) at year-end 2021, which was a 194% increase in ounces (10.1 million ounces) compared to the 5.2 million ounces (134.1 million tonnes grading 1.21 g/t gold) estimated at December 31, 2020. The increase in measured and indicated mineral resources was driven by significant drilling success in 2021. In addition, Detour Lake contained inferred mineral resources of 1.3 million ounces of gold (53.3 million tonnes grading 0.78 g/t gold) at year-end 2021.

The Detour Lake mine was estimated to contain proven mineral reserves of 80.3 million tonnes grading 1.13 g/t gold for approximately 2.9 million ounces of gold and probable mineral reserves of 493.0 million tonnes grading 0.76 g/t gold for approximately 12.1 million ounces of gold, as of December 31, 2021.

Technical evaluation increases mineral reserves by 38% to 20.4 million ounces; mineral resources essentially unchanged at March 31, 2022

As part of the new Detour Lake technical evaluation, additional drill results were incorporated into the mineral resource and mineral reserve database and new estimates were completed as of March 31, 2022.

The Detour Lake mine is estimated to contain proven mineral reserves of 77.59 million tonnes grading 1.12 g/t gold for approximately 2.8 million ounces of gold and probable mineral reserves of 757.5 million tonnes grading 0.72 g/t gold for approximately 17.6 million ounces of gold, as of March 31, 2022. Proven and probable reserves now total 20.4 million ounces (835.1 million tonnes at 0.76 g/t gold), which is approximately a 38% increase from December 31, 2021 mineral reserve estimate net of the first quarter of 2022 depletion.

Detour Lake’s combined measured and indicated mineral resources totaled 14.2 million ounces of gold (590.1 million tonnes grading 0.75 g/t gold) at March 31, 2022. The slight decline results from the conversion of mineral resources to mineral reserves at March 31 2022. In addition, Detour Lake contained inferred mineral resources of 1.8 million ounces of gold (75.2 million tonnes grading 0.75 g/t gold) at March 31, 2022. Total mineral resources are essentially unchanged from year-end 2021, despite a significant conversion to mineral reserves.

Additional details on the Detour Lake mineral reserves and mineral resources at December 31, 2021 are presented in the Company’s news release dated February 23, 2022. Additional details on the Detour Lake mineral reserves and mineral resources at March 31, 2022 are presented in the Appendix of this news release.

New mine plan adds 5.1 million ounces of recovered gold; improved production in 2028 to 2031; and mine life extended by 10 years to 2052

The Company has undertaken several projects to gradually increase the mill throughput to 28.0 Mtpa by 2025. These include:

•	Pre-screening before the secondary crusher is expected to help de-bottleneck the grinding circuit and contribute an additional approximately 2.0 Mtpa to the mill throughput. The project is approximately 69% complete and is expected to be fully completed in the fourth quarter of 2022

•	The construction of four additional carbon-in-pulp leach tanks are expected to increase the leach retention time and capacity by approximately 20% and improve gold recovery. Engineering is expected to be completed in 2022; foundation work is planned to be completed in 2023 with the tank installation planned for 2024

•	An upgrade to the gravity circuit is planned which is expected to increase free gold recovery from 25% to approximately 40%. The project is approximately 53% complete with commissioning expected to be completed in the fourth quarter of 2022

•	A new automated laboratory to analyze samples from delineation and production drilling is being built. The project is approximately 78% complete, with commissioning expected in early 2023

•	An upgrade of the 230kV main substation is planned to improve the power quality at the mine. In addition, the upgrade will improve the site readiness for future power expansion for projects such as the trolley assist mine haulage system. The upgrade is expected to be completed in late 2023 or early 2024 depending on the timing of equipment deliveries

The Detour Lake mine plan has been revised to reflect the new mineral reserves and mineral resources as of March 31, 2022 and the steady progress on the mill optimization projects.

With the new mineral reserve addition, approximately 5.1 million ounces of gold have been added to the mine plan, and the mine life has been extended from 2042 through 2052. A chart showing the recovered ounce profile for the previously released 2020 life-of-mine plan and the updated 2022 life-of-mine plan (“LOMP”) is presented below.

Detour Lake Mine – Recovered Ounce Profile – 2022 Life of Mine Plan vs 2020 Life of Mine Plan

Detailed production metrics, operating and capital cost details are presented in the summary table below.

Detour Lake – 2022 LOMP Update

(All numbers are approximate)

Economic Assumptions:
Gold Price ($/oz)	$1,500
USD:CAD	1.30
Effective tax rate (%)	16.5%
Estimated total gold production	18.7	million gold ounces
Life of Mine (years)	29.9	years
Average metallurgical recovery	91.6%

PRODUCTION METRICS

	Ore Mined	Strip Ratio	Mill Throughput	Milled Grade	Gold Production
	(million tonnes)	waste tonnes : Ore tonnes	(million tonnes)	(g/)t	(thousand ounces)
2022 Q2-Q4*	31.0	1.59	20.0	0.94	543
2023	45.7	1.50	27.0	0.88	704.8
2024	43.9	1.89	27.7	0.86	705.9
2025	28.5	3.63	28.0	0.88	725.3
2026	31.5	3.18	28.0	0.89	735.5
2027	28.2	3.65	28.0	0.78	645.8
2028	33.6	2.89	28.0	0.74	604.0
2029	40.9	2.22	28.0	0.86	711.7
2030	48.1	1.72	28.0	1.01	844.1
2031	45.4	1.89	28.0	1.05	874.6
Average for Years 2032-2042	40.6	1.2	28.0	0.94	782.0
Average for Years 2043-2051	0	0.00	28.0	0.40	327.4
2052	0	0.00	4.3	0.37	46.6
Total LOM	823.8	1.70	835.1	0.76	18,700.6

OPERATING COSTS
Mine Costs (C$/t)	3.58	(including deferred stripping; years 2022-2042)
Rehandling costs (C$/t)	2.11	(years 2043-2052)
Processing and G&A (C$/t)	12.09

	Minesite Costs (net of deferred stripping)	Cash costs on a by-product basis	All-in sustaining costs per ounce
	(C$/t milled)	($/oz)	($/oz)
2022 Q2-Q4*	20.46	643	911
2023	18.58	591	934
2024	18.58	605	821
2025	18.89	604	873
2026	18.68	590	836
2027	20.28	720	968
2028	22.68	845	1,086
2029	21.22	686	963
2030	19.42	539	730
2031	18.72	504	663
Average for Years 2032-2042	19.34	576	801
Average for Years 2043-2052	21.55	1,456	1,528

* 2022 Q2-Q4 Production and costs metrics are based on 2022 Guidance

CAPITAL COSTS

	Development Capex	Sustaining Capital
	C$ (millions)	C$ (millions)
2022 Q2-Q4	185.0	230.5
2023	224.0	308.6
2024	269.7	192.3
2025	289.4	247.2
2026	268.3	229.4
2027	320.4	203.0
2028	153.7	184.4
2029	94.3	251.4
2030	112.9	206.0
2031	161.8	176.1
Average for Years 2032-2042	37.2	178.8
Average for Years 2043-2052	0.0	27.9
Total LOM	2,489	4,451
Closure costs (C$, millions)	272

The new LOMP adds approximately 410,000 ounces of gold to the production profile in years 2028 through 2031, reducing a dip in the previous production plan. Peak annual production of approximately 900,000 ounces of gold is maintained in 2032 and 2033, and significant new production (an aggregate of approximately 2 million ounces of gold) has been added in years 2037 to 2042. Production starts to decline in 2043 when the current open pit mineral reserves are depleted. From 2044 to 2051, output remains relatively steady at just over 300,000 ounces of gold per year as production shifts to the processing of stockpiled lower grade material.

The Company believes that there is a good upside potential for additional exploration to add ounces to the mine plan in future years, which could result in an increase in production in the period 2044 to 2052.

Under the new LOMP, average total cash costs per ounce for the life-of-mine are approximately US$730. This represents an increase of approximately $60 per ounce over the previous estimates that were provided in the 2020 mine plan. The updated cash costs primarily reflect the following items:

•	Revised prices for fuel and consumables, especially in the earlier years of the operation

•	Increased electricity costs and increased carbon taxes

•	Higher maintenance costs related to increased equipment wear due to a longer mine life

•	Additional years of stockpile rehandling

The average AISC in the revised mine plan is approximately $920 per ounce, which is an increase of approximately $85 per ounce. This reflects the higher total cash costs and additional capital spending required due to the increased mine life. The primary capital items include:

•	Additional tailings storage and water management

•	Additional deferred stripping

•	Mobile equipment

Drilling continues to intersect mineralization west of the resource pit shells, further supporting the potential to extend the open pits; drilling has also encountered significant zones of both higher and lower grade mineralization extending the deposit two kilometres west of the current pit outline

In the exploration program at Detour Lake during 2022, Agnico Eagle has budgeted approximately $35.8 million for 194,000 metres of capitalized drilling to attempt to expand mineral resources at depth and to the west, and $10.1 million for 40,000 metres for expensed exploration drilling to continue investigating the Sunday Lake Deformation Zone to the east and west of the current pit’s mineral resources.

During the first half of 2022 at Detour Lake, the Company completed 89 holes totalling 95,998 metres of capitalized drilling and 10 holes totalling 12,025 metres of expensed drilling. Approximately 84,660 metres of the drilling completed to date in 2022 was not included in the latest mineral reserve and mineral resource update, which utilized a database that closed in February 2022.

Drilling in the westerly plunge of the deposit has continued to return wide mineralized intervals including a higher grade portion that supports the potential to continue growing the “out-pit” mineralization, which now extends 2 km west of the current resource pit outline.

Highlights from recent drilling in the West Pit zone outside and to the west of the current resource pit outline include: hole DLM22-441A, which intersected 4.4 g/t gold over 15.4 metres at 224 metres depth, including 17.9 g/t gold over 3.2 metres at 218 metres depth, 3.8 g/t gold over 2.7 metres at 517 metres depth and 4.7 g/t gold over 2.7 metres at 630 metres depth; hole DLM-22-447, which intersected 4.7 g/t gold over 2.6 metres at 303 metres depth; and hole DLM-22-447W, which intersected 24.1 g/t gold over 3.6 metres at 426 metres depth and 4.3 g/t gold over 2.7 metres at 447 metres depth.

Highlights from drilling in the West Pit Extension zone further west outside the current mineral resource pit outline include: hole DLM22-437A, which intersected 2.9 g/t gold over 29.7 metres at 305 metres depth, including 21.2 g/t gold over 3.3 metres at 310 metres depth and 0.8 g/t gold over 28.0 metres at 350 metres depth; and hole DLM-22-458, which intersected 6.0 g/t gold over 32.7 metres at 481 metres depth, including 71.5 g/t gold over 3.3 metres at 492 metres depth, 2.7 g/t gold over 8.5 metres at 517 metres depth, 0.8 g/t gold over 30.6 metres at 560 metres depth and 1.1 g/t gold over 31.5 metres at 602 metres depth, including 3.2 g/t gold over 3.4 metres at 597 metres depth.

Regional exploration drilling in the West Pit Extension up to 2 km west of the West Pit mineral resources has encountered gold-bearing mineralization along the Sunday Lake Deformation Zone and has continued to intersect a key gold-bearing chloritic-greenstone geological marker horizon found in both the Main Pit and West Pit zones. Highlights include hole DLM22-448, which returned 32.3 g/t gold over 4.8 metres at 955 metres depth, and hole DLM22-453, which returned 3.2 g/t gold over 2.7 metres at 592 metres depth, 3.2 g/t gold over 2.7 metres at 610 metres depth, 6.0 g/t gold over 5.6 metres at 940 metres depth and 4.9 g/t gold over 3.7 metres at 1,019 metres depth.

[Detour Lake Mine – Plan Map and Composite Longitudinal Section ]

The Company plans to continue drilling to further investigate the westerly plunge of the deposit to continue to assess the deposit’s underground mining potential. This year’s budget also incorporates a plan to investigate the Sunday Lake Deformation Zone along strike to the west and to the east of the mine.

More detailed results from the exploration program at Detour Lake will be presented in an exploration-focused news release on August 11, 2022.

Opportunities to further enhance the mining and milling operations

Several opportunities that may improve the mining operations and enhance the project economics are currently under evaluation. These include:

•	Additional modifications to the processing circuit to increase the capacity beyond the current 28.0 Mtpa rate. Three independent process improvement alternatives currently exist: screening and sorting of low-grade fines, pebble sorting of SAG mill discharge and evaluation of a new crushing circuit using high pressure grinding rolls. The evaluation of these alternatives also requires a review of the capacity of the existing equipment and plant modifications to achieve higher throughput rates. Current permitting allows for processing of up to 32.8 Mtpa

•	Investigation of the underground potential at Detour Lake based on results from the previous and current exploration programs. The underground potential is associated with the significant mineralization outside the planned final pit limits. Underground mining operations would likely be accessed via a ramp. Past high-level assessments indicated the potential for a 4,000 to 6,000 tonnes per day (“tpd”) mining operation utilizing long hole stoping methods with grades ranging from 2.0 g/t to 3.0 g/t gold. The historical underground mining grade at Detour Lake was approximately 4.2 g/t gold. These assessments were limited in scope and did not include the results of the extensive exploration campaigns conducted in 2020 and 2021. The goal of the current exploration program is to better delineate the orebody and to test its continuity to the west and at depth

•	Increased levels of automation in the mine operation. The Company expects the recent upgrade of the mine network to 5G will enable higher levels of automation

•	Use of alternative energy sources to diesel with the intent of reducing greenhouse gas emissions and improving business sustainability and competitiveness. As part of this initiative, the Company is investigating the potential implementation of an electric trolley assisted haulage system to improve haulage efficiency and support carbon emission reduction

•	Alternate tailings impoundment and treatment. The Company is investigating different options for tailings disposal with a goal of reducing life-cycle costs and improving the construction of tailings facilities

•	Potential improvements to water treatment and discharge. The Company is assessing water treatment and discharge processes at Detour Lake, focusing on reducing water quality risks

In parallel with an aggressive continued exploration program at Detour, the Company is allocating significant resources to evaluate the concepts outlined above and assess the potential to increase production to 1.0 million ounces of gold per year or more. The Company expects to have an initial assessment on this potential completed in late 2023.

Odyssey Project – Underground Development and Surface Construction Progressing on Schedule and on Budget; Infill drilling at East Gouldie Deposit Expected to Upgrade Mineral Resources at Year-end 2022; Regional Exploration Extends East Gouldie to the West and East

In the second quarter of 2022, underground development and surface construction activities at the Odyssey project were on schedule and on budget, and inflationary cost pressures remained manageable.

Surface construction activities on the headframe, shaft house, waste silo and temporary sinking hoist building are all progressing as planned, with completion expected in the fourth quarter of 2022, after which shaft sinking activities will commence. Phase 1 construction of the paste plant and 120 kV powerline are on target for completion in the first quarter of 2023. Pre-commercial production from the Odyssey South orebody is expected to begin before the end of March 2023.

At the Odyssey underground, development activities will ultimately transition from a mining contractor to in-house crews. Hiring commenced in the second quarter of 2022. Underground development activities remain on target with the following activities planned to be completed in advance of the production startup:

•	Temporary emergency egress (fourth quarter of 2022)

•	Underground paste backfill piping network (first quarter of 2023)

•	Draw point development, stope preparation and drilling (fourth quarter of 2022 through first quarter of 2023)

•	Installation of main underground fans (third quarter of 2022)

At the Canadian Malartic mine in 2022, the Company has budgeted $11.9 million (50% basis) for 136,800 metres (100% basis) of exploration and conversion drilling focused on infill drilling at the East Gouldie deposit to improve confidence in the mineral resource, to continue the conversion of inferred mineral resources to indicated mineral resources and to refine the geological model. With ramp development continuing as part of the Odyssey Mine project, Canadian Malartic GP (the “Partnership”) will complete further underground conversion drilling from the ramp in the remainder of 2022.

Twenty drills are currently active on the property, with four underground drills completing infill drilling on the Odyssey South deposit and 12 surface drills focused on infilling and expanding the East Gouldie mineralization and four drills active in regional exploration. The Partnership drilled 95,030 metres (100% basis) during the first half of 2022.

With the continued success at infilling East Gouldie at 75-metre spacing in the core of the deposit and some recent expansion to the west at depth, the Company expects a significant portion of the East Gouldie deposit to be classified as indicated mineral resources at year end 2022. The Company also expects that the core portion of the Odyssey South deposit will be classified as mineral reserves at year-end 2022.

A recent exploration highlight is hole MEX22-231, which returned 1.8 g/t gold over 62.9 metres at 1,580 metres depth in the western extension of the East Gouldie deposit approximately 225 metres west of the current mineral resources outline. This intercept is approximately halfway between the East Gouldie deposit and the Norrie Zone to the west and shows the potential for East Gouldie to connect with other mineral inventories in the Norrie and South Sladen mineralized zones that are not yet classified as mineral resources.

In regional exploration to the east, highlight hole RD21-4689AA drilled on the adjacent Rand Malartic property intersected 3.1 g/t gold over 3.0 metres at 2,537 metres depth, which extends the East Gouldie mineralized corridor eastward by 500 metres to approximately 1,700 metres east of the current mineral resources outline. Mineralization remains open to the east.

In addition, the Company is planning to spend approximately $4.1 million (50% basis) on 21,900 metres (100% basis) of exploration drilling to expand mineralization towards the east in the East Gouldie horizon and the new Titan zone at depth on the Rand property. Some drilling is also planned on the nearby East Amphi property to extend the Nessie and Kraken zones.

Kirkland Lake region – Macassa Shaft #4 Project Progressing on schedule; Drilling at the AK deposit expected to define Mineral Resource potential by year-end 2022; Infill drilling completed at Upper Beaver and new target areas being tested

At the Macassa mine, the focus for the second half of 2022 remains on completing the various infrastructure projects associated with Shaft #4 and ramping up production. All of the critical projects are on track to commission the shaft by the end of 2022.

At the AK deposit, an assessment is underway to evaluate the deposit as a potential ore source for the Macassa mine. If the evaluations are positive, AK ore could complement the mill feed at Macassa as early as 2024.

The underground ramp from Macassa has been extended by 615 metres year-to-date (of a planned 984 metres exploration drift). Two drills have been active underground with 3,068 metres completed in 24 holes. This drilling was focused on infill drilling of the higher-grade portions of the deposit (greater than 4 g/t gold) near the proposed bulk sample. Significant intersections returned to date include: 14.1 g/t gold over 6.5 metres at 222 metres depth in hole KLAK-010, 23.9 g/t gold over 2.0 metres at 112 metres depth in hole KLAK-011 and 14.9 g/t gold over 3.0 metres at 256 metres depth in hole KLAK-016. The underground program is on schedule for completion late in the fourth quarter of 2022 as planned.

A surface drill program is also underway at AK, and two drill rigs completed 10,136 metres in the second quarter of 2022. Drilling is designed to delineate shallow portions of the deposit that cannot be reached from the underground ramp. Results to date have confirmed grade thicknesses in the core of the zone. Drill highlights (over true widths) include:

•	6.9 g/t gold over 6.7 metres at 138 metres depth in hole KLAKC22-148

•	5.9 g/t gold over 6.0 metres at 147 metres depth in hole KLAKC22-146

•	9.0 g/t gold over 9.2 metres at 171 metres depth in hole KLAKC22-165

•	6.0 g/t gold over 7.7 metres at 125 metres depth in hole KLAKC22-160

•	8.7 g/t gold over 7.6 metres at 146 metres depth in hole KLAKC22-162

The surface drilling program is expected to total approximately 17,000 metres and be completed in September 2022.

Results to date confirm that the AK mineralization is generally vertical and controlled by quartz-carbonate veinlet envelopes that pinch and swell vertically and laterally, varying from 1 to 15 metres locally with local high grade, visible gold intercepts.

At Upper Beaver, the infill drilling program was completed in the second quarter of 2022. This program was successful in filling gaps in the mineralization in the footwall zone and the infill drill results will be incorporated into the economic model. Several development scenarios are under review, some of which are evaluating the potential to use existing infrastructure at the Macassa mine or the Holt property, which is currently on care and maintenance.

Over the balance of the year, one drill will continue to test a new potential discovery (Zone 172) located approximately 500 metres southeast of the main mineralized zone. Additional holes will be drilled to test the North Basalt zone, which has yielded values up to 51.5 g/t gold over 5.0 metres at 672 metres depth in hole KLUB22-768.

Hope Bay – Drilling Activities Ramped Up in the Second Quarter of 2022; Larger Production Scenarios Continue to be Evaluated

Drilling is continuing to ramp up at Hope Bay, with 46,658 metres completed during the first half of 2022. Three drill rigs are now operating underground at the Doris deposit, three drill rigs are targeting deep extensions at Doris from surface and a seventh drill rig is operating at the Madrid deposit.

Drill results continue to show excellent potential at Doris at depth below the dike in the BTD Connector and BTD Extension targets and in the Doris Central extension to the south.

Recent highlights from BTD Connector include: hole HBD22-030, which intersected 12.2 g/t gold over 7.1 metres at 456 metres depth; and hole HBD22-008, which intersected 10.0 g/t gold over 3.6 metres at 379 metres depth. In conversion drilling in the northern portion of BTD Extension, hole HBDBE22-50888 intersected 20.9 g/t gold over 2.3 metres at 344 metres depth.

During the second half of the year at Doris, work will continue on extending the exploration drift and investigating the deposit from underground and surface drill rigs.

At Madrid, drilling is targeting the vertical extension in the Suluk zone. Field work is also underway between and around Doris and Madrid to validate high potential near-mine targets.

At the Boston deposit, maintenance work is underway to refurbish the camp before considering resuming activity there in 2023.

Exploration is expected to continue through 2023 while larger production scenarios are being evaluated. Detailed results from the 2022 exploration program at Hope Bay will be presented in an exploration-focused news release on August 11, 2022.

2022 Synergy and Optimization Benefits Ahead of Estimates and Schedule

In the second quarter of 2022, the Company continued work on the targeted synergy and optimization benefits from the Merger. The expected corporate level general and administrative (“G&A”) synergies were realized faster than anticipated, and the Company now believes it has achieved annual savings higher than originally targeted. Progress continues largely at or above expectations with regards to the operational and strategic synergies, and the Company expects that 2022 Merger-related synergies will be at the top end of the previously disclosed range of $40 million to $60 million and the target of $2 billion of Merger-related synergy and optimization benefits will be achieved over the next ten years.

Expected Corporate G&A Synergies Surpassed, Annual Run-Rate Achieved

Corporate synergies continued to be the primary driver of realized synergies in the second quarter of 2022. The Company has now largely completed the work necessary to achieve the expected corporate synergies, realizing approximately $40 million to date, more than the original full-year 2022 estimate of $15 million to $25 million. The Company now anticipates being able to achieve an ongoing annual savings near or slightly more than the top end of the $40 million to $50 million range disclosed in the first quarter of 2022.

The key components of the realized corporate G&A synergies are:

•	Streamlining of the business resulting in personnel cost savings estimated to be approximately $27 million in 2022, expected to grow to $31 million by 2024

•	Lower finance and insurance costs of approximately $10 million on an ongoing basis

•	Reduction and consolidation of regional office space, resulting in savings of approximately $9 million (a combination of one-time and ongoing)

•	Streamlining of service contracts and the elimination of external service providers resulting in IT savings of $3.5 million in 2022, expected to grow to $5 million per year by 2025.

As a result of the success to date, the Company is revising upwards its expected corporate G&A synergies to up to $225 million before tax in the first five years (up from previous guidance of $200 million and initial guidance of $145 million) and to up to $425 million over the next ten years (up from previous guidance of $400 million and initial guidance of $320 million).

Operational Synergies Progress In Line with Expectations

The Company is maintaining its estimate for potential operational synergies in excess of $130 million per year ($440 million over five years, ramping up to $1.1 billion over 10 years). The realization of the operational synergies remains a longer-term endeavor, and progress to date is largely in line with expectations. The Company has identified specific opportunities and has put in place plans and resources to realize these opportunities. Examples include:

Progress to Date
Item	Longer-term Target	2022 Target	Achieved/Identified
Procurement	$35-$50M/yr by 2024	$10M	$6.5M
Energy Management	$30M-60M/yr by 2027	Advance studies	Preliminary studies ongoing
Maintenance Optimization	$30-50M/yr by 2028	Advance studies	Preliminary studies ongoing
Remote Monitoring and Data Analytics	$20-$30M/yr by 2029	Advance studies	Preliminary studies ongoing
Detour Plan Optimization	$10-$15M/yr by 2024	$5M	$10-$15M/yr
Streamlining Doré Marketing	$2-3M/yr	$1M	$0.5M
Elimination of External Consultants	$2-3M/yr	$2M	$2M
Technology Acceleration	$10-20M/yr by 2025	$1M	$1M – Studies ongoing
TOTAL	$440M (5 years) $1.1B (10 years)	$15-20M	$20-25M

•	Procurement – Vendor consolidation and a reorganization of the Canadian procurement team has led to savings of approximately $6.5 million year-to-date and the Company expects to reach $10 million of savings by the end of 2022

•	Energy Management – Energy monitoring and load management is expected to reduce operating costs by up to $60 million by 2027 with the deployment of peak levelling technologies, site power usage reviews and remote energy management

•	Maintenance optimization – The Company expects that use of remote operation data, improvement in general maintenance procedures due to best practices sharing across the Company, streamlined spare parts management and reduced shutdown durations will reduce maintenance costs and/or increase productivity by up to $50 million in aggregate yearly across all Agnico Eagle operations

•	Detour Plan Optimization – The optimization includes a modification in the open pit wall angles to reduce waste stripping costs as well as additional process plant availability. The Company expects that the open pit wall angle change could reduce overall costs by approximately $100 million over the life of mine while the increased availability at the mill could increase revenue by approximately $5 million per year

•	Technology Acceleration – Includes core scanning technology, use of photon assays in geology, use of drones in surveying and use of automation, battery-electric vehicles as well as trolley assisted hauling

The Company estimates the operational synergies and other cost reduction measures have the potential to reduce production costs by up to $10 per ounce in 2022 and by $30-$40 per ounce in later years. Given the work and complexity involved in attaining these synergies, and the volatile and inflationary price environment, these synergies have not been reflected in the 2022 cost guidance. The Company expects to incorporate these opportunities into the new 2023 forecast expected later this year.

Strategic Optimization Ongoing

The Company continues its review of strategic opportunities to reduce current and future expenditures as part of its project pipeline, maintaining the original estimate of up to $240 million over five years and $590 million over 10 years.

Mining the AK deposit from Macassa Infrastructure:

•	Work continues on accessing the AK ore body from the existing Macassa ramp

•	To date, 615 metres of a planned 984 metre exploration drift were developed and over 3,000 metres of definition drilling into the AK ore body were completed from underground. A surface drill program is also underway and is expected to be completed in the second half of 2022

•	As part of the regular life of mine planning process, the Company is considering the optimal timing of potentially feeding AK ore into the Macassa Mill (as previously disclosed, this could be as early as 2024)

Improved Budgeting and Costing:

•	Over the past three years, Agnico Eagle has been working on an initiative to more accurately measure and predict operating cost drivers

•	This initiative is in the process of being rolled out across all operations

•	It is anticipated that improved cost control from this initiative could result in operating costs savings of up to $30 million per year by 2026

Upper Beaver project update:

•	Work continues on evaluating the potential to use existing Kirkland Lake Camp infrastructure, to reduce capex and operating costs at the Upper Beaver Project

Strengthening Investment Grade Balance Sheet; Fitch Ratings’ Credit Rating Upgrade and Commencement of Normal Course Issuer Bid in June 2022

On April 7, 2022, the Company repaid out of available cash the $125 million 6.77% Series C senior notes at maturity. Subsequent to the quarter end, the Company repaid out of available cash the $100 million 4.87% Series C senior notes at maturity on July 24, 2022, further reducing the Company’s indebtedness. On June 16, 2022, Fitch Ratings upgraded its credit rating for Agnico Eagle to BBB+ from BBB with a Stable Outlook reflecting the Company’s strong credit profile, along with the size and scale benefits arising from the Merger.

At June 30, 2022, the Company’s net debt totaled $434.3 million. The NCIB was initiated in June 2022 and 453,000 common shares were repurchased for $22.3 million. Under the NCIB, the Company can purchase up to $500 million of its common shares (up to a maximum of 5% of its issued and outstanding common shares).

Cash and cash equivalents decreased to $1,006.9 million at June 30, 2022, from the March 31, 2022 balance of $1,062.0 million, primarily due to the debt repayment and purchases under the NCIB, partially offset by higher cash flow from operations (higher sales volumes and realized gold prices). As of June 30, 2022, the outstanding balance on the Company’s unsecured revolving bank credit facility was nil, and available liquidity under this facility was approximately $1.2 billion, not including the uncommitted $600 million accordion feature.

Approximately 58% of the Company’s remaining 2022 estimated Canadian dollar exposure is hedged at an average floor price above 1.27 C$/US$. Approximately 45% of the Company’s remaining 2022 estimated Mexican peso exposure is hedged at an average floor price above 20.35 MXP/US$. Approximately 36% of the Company’s remaining 2022 estimated Euro exposure is hedged at an average floor price of approximately 1.10 US$/EUR. Approximately 21% of the Company’s remaining 2022 estimated Australian dollar exposure is hedged at an average floor price above 1.44 A$/US$. The Company’s full year 2022 cost guidance is based on assumed exchange rates of 1.25 C$/US$, 20.00 MXP/US$, 1.20 US$/EUR and 1.32 A$/US$

Agnico Eagle is hedged approximately 43% on its remaining diesel exposure in 2022. Year to date, the Company has realized approximately $17 million in hedging gains related to fuel. In 2023, the Company is hedged approximately 26% on its diesel exposure. These hedges have partially mitigated the effect of inflationary pressures to date and are expected to provide a degree of protection against inflation going forward.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs. Current hedging positions are not factored into 2022 and future guidance.

In order to maintain financial flexibility, and consistent with past practice, the Company intends to file a new base shelf prospectus in the third quarter of 2022. The Company has generally maintained a base shelf prospectus since 2002. The Company has no present intention to offer securities pursuant to the new base shelf prospectus. The notice set out in this paragraph does not constitute an offer of any securities for sale or an offer to sell or the solicitation of an offer to buy any securities.

Dividend Record and Payment Dates for the Second Quarter of 2022

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on September 15, 2022 to shareholders of record as of September 1, 2022. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2022 Fiscal Year

Record Date	Payment Date
September 1, 2022*	September 15, 2022*
December 1, 2022	December 15, 2022

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

Capital Expenditures

In the second quarter of 2022, capital expenditures (including sustaining capital) were $364.2 million and capitalized exploration expenditures were $37.4 million, for a total of $401.6 million. In the first six months of 2022 capital expenditures (including sustaining capital) were $583.9 million and capitalized exploration expenditures were $67.7 million for a total of $651.7 million. Capital expenditures were lower than forecast in the second quarter and first six months of 2022 primarily due to the timing of the expenditures.

Total capital expenditures (excluding capitalized exploration) for 2022 remain estimated to be approximately $1.4 billion.

The following table sets out capital expenditures and capitalized exploration in the second quarter of 2022 and the first six months of 2022.

Capital Expenditures
(In thousands of U.S. dollars)
	Capital Expenditures*		Capitalized Exploration
	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022
Sustaining Capital Expenditures[8]
LaRonde complex	25,024	45,687	674	1,414
Canadian Malartic mine	16,346	27,080	—	—
Goldex mine	6,003	11,984	556	1,202
Detour Lake mine	73,974	86,616	—	—
Macassa mine	8,325	12,758	542	766
Meliadine mine	14,698	23,640	1,406	1,545
Meadowbank complex	13,367	24,171	—	—
Hope Bay mine	3,314	3,314	290	290
Fosterville mine	13,594	22,092	4	213
Kittila mine	10,075	19,721	1,393	3,097
Pinos Altos mine	6,703	11,538	421	493
La India mine	1,315	2,121	—	8
Total Sustaining Capital	$192,738	$290,722	$5,286	$9,028

Development Capital Expenditures[8]
LaRonde complex	17,990	33,887	—	—
Canadian Malartic mine	25,582	45,398	3,753	6,689
Goldex mine	6,640	11,403	808	1,653
Detour Lake mine	33,353	54,609	9,047	16,651
Macassa mine	22,622	36,984	3,763	6,457
Meliadine mine	20,019	30,754	1,881	4,751
Meadowbank complex	291	1,110	—	—
Amaruq underground project	17,552	32,580	769	1,102
Hope Bay mine	1,968	1,968	—	—
Fosterville mine	1,315	1,748	9,955	18,005
Kittila mine	13,753	24,289	1,215	1,215
Pinos Altos mine	7,891	13,809	—	—
La India mine	2,479	4,320	—	—
Other	—	346	900	2,177
Total Development Capital	$171,455	$293,205	$32,091	$58,700
Total Capital Expenditures	$364,193	$583,927	$37,377	$67,728

*	Excludes capitalized exploration

8 Sustaining capital expenditures and Development capital expenditures are a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements. See “Note Regarding Certain Measures of Performance” and “Reconciliation of Non-GAAP Performance Measures – Reconciliation of Sustaining Capital Expenditures to Consolidated Statements of Cash Flow”

2022 Guidance Unchanged

Expected payable gold production in 2022 remains unchanged at between 3.2 and 3.4 million ounces with total cash costs per ounce and AISC per ounce between $725 and $775 and $1,000 and $1,050, respectively. Given that inflationary pressures are expected to continue in the second half of 2022, the Company believes that total cash costs and AISC could trend towards the top end of the guided ranges. Gold production in the second half of 2022 is expected to be approximately equally split between the third and fourth quarters.

Total expected capital expenditures (excluding capitalized exploration) for 2022 remain estimated to be approximately $1.4 billion. Guidance for 2022 includes production, costs and capital for the period commencing January 1, 2022 at the Detour Lake, Macassa and Fosterville mines.

The estimated 2022 depreciation and amortization expense provided on February 23, 2022 considered a preliminary fair value allocation to the Kirkland Lake Gold assets. The 2022 depreciation and amortization expense guidance is now expected to be between $1.25 to $1.35 billion for the full year 2022 (compared to prior guidance of $1.37 to $1.47 billion). The finalization of the Purchase Price Allocation will take place within the twelve months following the acquisition date and, as such, the depreciation estimate is subject to change.

Cost Inflation

During the first six months of 2022 cost pressures were largely offset by strong operational performance and measures, including optimization and cost saving initiatives, long-term agreements with local suppliers, and hedging programs for both fuel and currencies. In 2022, positive foreign exchange impacts (weaker Euro and Canadian and Australian dollars) have also helped mitigate the impact of rising costs.

With the Nunavut sea-lift season underway, realized gains from the Company’s hedges continue to provide a degree of protection against fuel price inflation and are expected to help mitigate cost pressures in the second half of 2022. Given recent U.S. dollar strength, coupled with the softness in the oil and distillate markets, the Company continues to opportunistically manage and mitigate its currency and diesel price risks through hedging for the balance of 2022 and into 2023.

The inflationary cost environment continues to be dynamic and the Company expects higher input costs to remain for the year’s second half and beyond. In the second half of 2022 the focus will continue to be on increasing operational efficiencies and cost optimization at all mining operations. Even with these efforts, the Company expects continuing cost pressures in the second half of 2022 and full year costs are now expected to be closer to the top end of the guidance range. Beyond 2022, the Company anticipates that the synergies associated with the Merger ($30-$40 per ounce) will help mitigate potential future cost increases.

Demonstrating strong environmental, social and governance (“ESG”) performance

On June 20, 2022, the Company released its 2021 Sustainability Report. This is the 13th year that Agnico Eagle has produced a detailed account of the Company’s ESG performance. This report was prepared in accordance with the Global Reporting Initiative (“GRI”) Standards: Core Options, with additional mining industry specific indicators from the Sustainability Accounting Standards Board (“SASB”) Metals and Mining disclosures and metrics. The sustainability report is also aligned with the Task Force on Climate Related Financial Disclosures (“TCFD”).

The sustainability report provides an update on Agnico Eagle’s oversight, strategy, practices and risk management approach to key areas of health and safety, environmental, social and governance and on the historic sustainability performance of all mining operations. Highlights from the sustainability report include:

•	Reporting on all operations – Performance data in the sustainability report from both Agnico Eagle and Kirkland Lake Gold is provided separately, and consolidated where appropriate

•	Strong overall ESG performance – The Company maintained or improved performance across many key environmental indicators, including zero significant environmental incidents and the efficient use of water (78% of water for operational use recycled and reductions in fresh water used per ounce of gold produced). The Company continued to contribute and invest in the communities in which it operates with a combined $10.0 million in community investments and $1.6 billion in local procurement. An update on the Company’s climate strategy is expected to be provided later in 2022

•	Continued commitment to addressing climate-change and reaching net-zero by 2050 – In 2021, Agnico Eagle became a formal supporter of TCFD, expanded its climate-change governance model and completed a corporate climate-change related risk assessment. The Company’s combined greenhouse gas (“GHG”) profile, with an intensity of 0.4 tonnes of CO2 equivalent for every ounce of gold produced, continues to position Agnico Eagle as a low GHG intensity gold producer. The Report also provides an estimate of Scope 3 emissions

•	COVID-19 Response – In 2021, Agnico Eagle continued to respond to the challenges presented by COVID-19. Throughout the pandemic the Company continued to focus on three priorities: protecting its employees, protecting its communities and protecting its operations

•	Responsible Mining – The Company is committed to being a responsible miner and contributor to the sustainable development of the regions where it operates. In 2021, Agnico Eagle completed an externally verified audit for six mine sites on Towards Sustainable Mining (“TSM”), Responsible Gold Mining Principles (“RGMP”), and Voluntary Principles on Security and Human Rights (“VPSHRs”)

The Company is committed to providing a safe place to work and to maintaining the highest health and safety standards. In the second quarter of 2022, the Goldex mine won two industry awards for its outstanding safety performance in 2021 and was honoured as the Safest Metal Mine in Quebec-Maritimes.

•	On May 2, 2022, Goldex received the Canadian Institute of Mining, Metallurgy and Petroleum’s John T. Ryan Trophy for achieving the lowest reportable injury frequency per 200,000 hours worked in the Quebec-Maritimes region in 2021

•	On June 9, 2022, Goldex also received the FJ O’Connell Award from the Quebec Mining Association for its outstanding safety performance for “underground operations more than 400,000 hours worked”

Agnico Eagle’s mine rescue teams have a reputation for excellence in emergency response, helping to make our workplaces safer for employees, contractors and our host communities. In the second quarter of 2022, the Goldex mine rescue team won the Provincial Mine Rescue competition. The team was lead for the first time in history by a woman.

For the fourth consecutive year and eighth since 2012, the Company has earned a place on the Corporate Knights list of Canada’s Best 50 Corporate Citizens. The Best 50 Corporate Citizens are selected through evaluations of key environmental, social and governance indicators relative to their industry peers and using publicly available information. Being named to the list over each of the last four years demonstrates that the Company continues to be one of the Canadian leaders with respect to environmental, social and governance matters in the mining industry.

Second Quarter 2022 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Thursday, July 28, 2022 at 11:00 AM (E.D.T.) to discuss the Company’s second quarter of 2022 financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-764-8677 or toll-free 1-888-390-0541, access code 895272#. The conference call replay will expire on August 28, 2022.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

ABITIBI REGION, QUEBEC

Agnico Eagle is Quebec’s largest gold producer with a 100% interest in the LaRonde complex (which includes the LaRonde and LaRonde Zone 5 (“LZ5”) mines), the Goldex mine and a 50% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Complex – Gold Production In Line With Forecast; LZ5 Contributed Better Than Expected Tonnage; Underground Exploration Drifts Ahead of Schedule; Drilling Activity Expected to Increase in the Second Half of 2022

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit mining. The LZ5 mine achieved commercial production in June 2018.

LaRonde Complex – Operating Statistics

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)	714	721
Tonnes of ore milled per day	7,824	7,923
Gold grade (g/t)	4.08	4.42
Gold production (ounces)	88,510	97,523
Production costs per tonne (C$)	$92	$125
Minesite costs per tonne[9] (C$)	$124	$115
Production costs per ounce of gold produced ($ per ounce)	$577	$759
Total cash costs per ounce of gold produced ($ per ounce)	$649	$502

Gold production in the second quarter of 2022 decreased when compared to the prior-year period primarily due to lower gold grades related to the mining sequence and an increase in tonnage sourced from the lower grade LZ5 mine. The increase in tonnage sourced from the LZ5 mine is a result of the optimization and increased usage of automated equipment.

Production costs per tonne in the second quarter of 2022 decreased when compared to the prior-year period primarily as a result of the timing of unsold concentrate inventory, partially offset by higher unit costs for fuel, materials and reagents and lower throughput levels. Production costs per ounce in the second quarter of 2022 decreased when compared to the prior-year period primarily as a result of the timing of unsold concentrate inventory, partially offset by lower gold production and higher unit costs for fuel, materials and reagents.

9 Minesite costs per tonne is a non-GAAP measure that does not have a standardized meaning under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to production costs see “Reconciliation of Non-GAAP Performance Measures” below. See also “Note Regarding Certain Measures of Performance”.

Minesite costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to higher unit costs for fuel, materials and reagents and lower throughput levels. Total cash costs per ounce in the second quarter of 2022 increased when compared to the prior-year period primarily due to higher minesite costs per tonne, lower gold production and lower by-product credits mostly related to lower realized by-product metal prices.

LaRonde Complex – Operating Statistics

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)	1,447	1,485
Tonnes of ore milled per day	7,994	8,204
Gold grade (g/t)	4.41	4.22
Gold production (ounces)	193,547	190,601
Production costs per tonne (C$)	$100	$116
Minesite costs per tonne (C$)	$122	$111
Production costs per ounce of gold produced ($ per ounce)	$587	$724
Total cash costs per ounce of gold produced ($ per ounce)	$601	$521

Gold production in the first six months of 2022 increased when compared to the prior-year period primarily due to higher gold grades, partially offset by lower mill throughput. The LaRonde complex benefited from the mining of high grade stopes in the East mine early in 2022. The lower mill throughput resulted from lower mine productivity due to lower than planned workforce availability related to COVID-19 in the first quarter of 2022.

Production costs per tonne in the first six months of 2022 decreased when compared to the prior-year period primarily as a result of the timing of unsold concentrate inventory, partially offset by lower throughput levels and higher unit costs for fuel, materials and reagents. Production costs per ounce in the first six months of 2022 decreased when compared to the prior-year period primarily as a result of lower production costs per tonne and higher gold production.

Minesite costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to lower throughput levels and higher unit costs for fuel, materials and reagents. Total cash costs per ounce in the first six months of 2022 increased when compared to the prior-year period primarily due to higher minesite costs per tonne, partially offset by higher gold production.

Operational Highlights

•	Gold production in the second quarter of 2022 was in line with expectations, as higher productivity from the LZ5 mine and higher gold grades from the LaRonde mine counterbalanced the lower ore tonnage from the LaRonde mine. With solid operational performance in the first half of 2022, the LaRonde complex is in a good position to deliver on 2022 guidance

•	The LaRonde mine has revised its mining sequence for the second half of 2022, factoring in the slower than expected development in the first quarter of 2022 and revised seismicity protocols and supplemental ground support requirements at the East mine. Production in the second half of 2022 is now expected to be slightly lower than the first half of 2022

•	The LaRonde complex has been successful at incrementally implementing automation for its production activities. During the second quarter of 2022 at the LaRonde mine, 31% of the production mucking was done in automated mode with operators based on surface, which slightly exceeded the 2022 target of 30%. During the second quarter of 2022 at the LZ5 mine, 23% of the production mucking was done in automated mode with operators based on surface which was in line with the 2022 target of 23%

Project Highlights

•	The construction of the drystack tailings facilities is progressing on schedule. The filter presses installation and the electrical and instrumentation work are almost complete. The drystack tailings facility is expected to be operational in November 2022

•	In the second quarter of 2022, the development or rehabilitation of three exploration drifts (track drifts 9.0 and 215 and exploration drift 290 west) from the LaRonde 3 infrastructure towards the west below the LZ5 mine workings progressed ahead of schedule. Drilling is ongoing from track drift 9.0 and from the exploration drift 290 west. Initial results are expected late in the third quarter of 2022

Canadian Malartic – Gold Production Ahead of Forecast due to Increased Productivity at Barnat Pit; Underground Development and Surface Construction Activities at Odyssey Remain on Schedule and on Budget

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired Osisko Mining Corporation (now Canadian Malartic Corporation) and created the Partnership. The Partnership owns the Canadian Malartic mine in northwestern Quebec and operates it through a joint management committee. Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership. All volume data in this section reflect the Company’s 50% interest in the Canadian Malartic mine, except as otherwise indicated. The Odyssey underground project was approved for construction in February 2021.

Canadian Malartic Mine – Operating Statistics

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes) (100%)	4,798	5,640
Tonnes of ore milled per day (100%)	52,725	61,978
Gold grade (g/t)	1.23	1.13
Gold production (ounces)	87,186	92,106
Production costs per tonne (C$)	$30	$28
Minesite costs per tonne (C$)	$35	$28
Production costs per ounce of gold produced ($ per ounce)	$647	$689
Total cash costs per ounce of gold produced ($ per ounce)	$753	$657

Gold production in the second quarter of 2022 decreased when compared to the prior-year period primarily due to lower mill throughput, partially offset by the expected higher gold grades due to the mining sequence and higher metallurgical recovery. As planned, starting in February 2022, the mill throughput levels were reduced to approximately 51,500 tpd (on a 100% basis) in an effort to optimize the production profile during the transition to processing ore from the underground Odyssey project. The mill throughput is forecast to return to full capacity of approximately 60,000 tpd (on a 100% basis) in the second half of 2024.

Production costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from lower throughput levels, higher fuel costs and a lower deferred stripping adjustment, partially offset by the timing of inventory. Production costs per ounce in the second quarter of 2022 decreased when compared to the prior-year period primarily due to higher gold grades and the timing of inventory, partially offset by higher production costs per tonne.

Minesite costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from lower throughput levels, higher fuel costs and a lower deferred stripping adjustment. Total cash costs per ounce in the second quarter of 2022 increased when compared to the prior-year period primarily due to higher production costs per tonne, partially offset by higher gold grades.

Canadian Malartic Mine – Operating Statistics

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes) (100%)	9,622	10,902
Tonnes of ore milled per day (100%)	53,160	60,232
Gold grade (g/t)	1.19	1.16
Gold production (ounces)	167,695	181,656
Production costs per tonne (C$)	$30	$28
Minesite costs per tonne (C$)	$35	$28
Production costs per ounce of gold produced ($ per ounce)	$676	$655
Total cash costs per ounce of gold produced ($ per ounce)	$772	$637

Gold production in the first six months of 2022 decreased when compared to the prior-year period primarily due to the planned reduction of mill throughput to approximately 51,500 tpd (100% basis) starting in February 2022, partially offset by higher metallurgical recovery and higher gold grades.

Production costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from lower throughput levels, higher fuel costs and a lower deferred stripping adjustment. Production costs per ounce in the first six months of 2022 increased when compared to the prior-year period primarily due to higher production costs per tonne, partially offset by higher gold grades.

Minesite costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from lower throughput levels, higher fuel costs and a lower deferred stripping adjustment. Total cash costs per ounce in the first six months of 2022 increased when compared to the prior-year period primarily due to higher production costs per tonne, partially offset by higher gold grades.

Operational Highlights

•	Higher productivity from the Barnat pit and solid operating performance overall resulted in gold production ahead of plan in the second quarter of 2022 and in line with expectations for the first half of 2022

Project Highlights

•	An update on Odyssey project development, construction and exploration highlights is set out in the Key Value Drivers section above

Goldex – Several Operational Monthly Records Set in May; Akasaba Project Approved for Development

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine – Operating Statistics

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)	738	723
Tonnes of ore milled per day	8,121	7,945
Gold grade (g/t)	1.74	1.66
Gold production (ounces)	36,877	34,659
Production costs per tonne (C$)	$46	$43
Minesite costs per tonne (C$)	$46	$43
Production costs per ounce of gold produced ($ per ounce)	$719	$729
Total cash costs per ounce of gold produced ($ per ounce)	$718	$685

Gold production in the second quarter of 2022 increased when compared to the prior-year period primarily due to higher gold grades and higher throughput levels resulting from higher productivity from the higher grade South Zone and higher throughput from the Rail-Veyor system.

Production costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to higher mine development and production costs resulting from increase development and production from the South Zone and higher mill costs resulting from higher unit costs for reagents and grinding media, partially offset by an inventory adjustment. Production costs per ounce in the second quarter of 2022 decreased when compared to the prior-year period primarily due to higher gold grades and an inventory adjustment, partially offset by higher production costs per tonne.

Minesite costs per tonne in the second quarter of 2022 increased when compared to the prior-year period for the factors causing higher production costs per tonne. Total cash costs per ounce in the second quarter of 2022 increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by higher gold grades.

Goldex Mine – Operating Statistics

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)	1,482	1,450
Tonnes of ore milled per day	8,188	8,011
Gold grade (g/t)	1.69	1.65
Gold production (ounces)	71,322	69,309
Production costs per tonne (C$)	$45	$41
Minesite costs per tonne (C$)	$46	$41
Production costs per ounce of gold produced ($ per ounce)	$740	$689
Total cash costs per ounce of gold produced ($ per ounce)	$746	$654

Gold production in the first six months of 2022 increased when compared to the prior-year period primarily due to higher gold grades and higher throughput levels. In the first six months of 2022, the Goldex mine continued to deliver a solid performance in line with the production plan and included increased production from the higher grade South Zone and higher throughput from the Rail-Veyor system.

Production costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to higher mine development and production costs resulting from higher ground support costs and increased development and production from the South Zone and higher mill costs resulting from higher unit costs for reagents and grinding media. Production costs per ounce in the first six months of 2022 increased when compared to the prior-year period primarily due to higher production costs per tonne, partially offset by higher gold grades.

Minesite costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to the factors causing higher production costs per tonne. Total cash costs per ounce in the first six months of 2022 increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by higher gold grades.

Operational Highlights

•	During the second quarter of 2022, gold production was above forecast as a result of higher productivity from the South Zone and higher throughput from the Rail-Veyor system

•	The Goldex mine set monthly records in May 2022 for ore hoisting at 280,835 tonnes, total hoisting at 298,898 tonnes, underground mucking at 284,642 tonnes, ore conveyed by the Rail-Veyor system at 248,290 tonnes and ore milled at 273,186 tonnes

•	The strong overall operational performance in the first half of 2022 puts the Goldex mine in a good position to deliver on 2022 guidance

Akasaba Project Approved for Development

•	The Company has approved the development of the Akasaba West project. Located less than 30 kilometres from Goldex, the project is expected to contribute approximately 1,500 tpd to the Goldex mill and provide additional production flexibility

•	The Company acquired the Akasaba West gold-copper deposit in January 2014. All required permits were received in 2018. In February 2019, the Company decided to postpone the development of the Akasaba West project based on the prioritization of development capital spending. Akasaba West contains probable mineral reserves of 147,000 ounces of gold and 25,895 tonnes of copper (5.4 million tonnes grading 0.84 g/t gold and 0.48% copper)

•	The Akasaba West project represents a low pre-production capital investment of approximately C$50 million over two years of construction. Production is expected to start in 2024

ABITIBI REGION, ONTARIO

Agnico Eagle acquired the Detour Lake and Macassa mines on February 8, 2022 as a result of the Merger with Kirkland Lake Gold. With the inclusion of these two assets in its portfolio, the Company is now Ontario's largest gold producer. Furthermore, the proximity of these mines to the Company's operations located in the Abitibi region of Quebec provides operating synergies and allows for the sharing of technical expertise.

Detour Lake – Higher Gold Grades Drive Strong Operational Performance; Mill Optimization Projects Designed to Increase Throughput to 28 Million Tonnes Per Year Progressing as Planned

The Detour Lake mine is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost portion of the Abitibi Greenstone Belt.

In 1987, Placer Dome Inc. began underground gold production at the Detour Lake property and during the initial 12 years of mining (from 1987 to 1999) production was approximately 1.7 million ounces of gold from approximately 14.3 million tonnes grading 3.82 g/t gold. In 2013, Detour Gold Corporation restarted gold production via open pit mining. The Detour Lake mine is now the largest gold producing mine in Canada with the largest gold reserves and substantial growth potential. It has an estimated mine life of approximately 30 years.

Detour Lake – Operating Statistics*

	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	6,519	9,789
Tonnes of ore milled per day	71,638	68,455
Gold grade (g/t)	1.01	1.02
Gold production (ounces)	195,515	295,958
Production costs per tonne (C$)	$27	$33
Minesite costs per tonne (C$)	$24	$24
Production costs per ounce of gold produced ($ per ounce)	$703	$870
Total cash costs per ounce of gold produced ($ per ounce)	$640	$626

*In the first six months of 2022, the operating statistics are reported for the period from February 8, 2022 to June 30, 2022.

In the second quarter of 2022, gold production at the Detour Lake mine was 195,515 ounces, with production costs per tonne of C$27, production costs per ounce of $703, minesite costs per tonne of C$24 and total cash costs per ounce of $640.

For the period from February 8, 2022 to June 30, 2022, gold production at the Detour Lake mine was 295,958 ounces, with production costs per tonne of C$33, production costs per ounce of $870, minesite costs per tonne of C$24 and total cash costs per ounce of $626.

In the first six months of 2022, the difference between production costs per tonne and minesite costs per tonne and the difference between production costs per ounce and total cash costs per ounce are primarily due to the inventory re-valuation at the forecast gold price in the period the inventory was expected to be sold, which was done as part of the Purchase Price Allocation following the completion of the Merger.

Operational Highlights

•	For the complete first six months of 2022, gold production at the Detour Lake mine was ahead of forecast at 377,348 ounces. In the first six months of 2022, the Detour Lake mine benefited from positive grade reconciliation

•	Tonnage milled was slightly under forecast as a lower mill availability than forecast was offset by higher throughput

•	In the second quarter of 2022, despite cost pressures related to higher fuel and higher electricity prices, the Detour Lake mine achieved lower total cash costs per ounce than guided primarily due to higher gold grade. With the optimization efforts ongoing and the strong first half of 2022, the Company believes that the Detour Lake mine is in a good position to deliver on 2022 production and cost guidance

•	In the second quarter of 2022, the Company completed a technical evaluation on its Detour Lake mine. As a result of this evaluation, the Detour Lake mine mineral reserves increased by 38% to 20.4 million ounces as at March 31, 2022, the updated life of mine plan improved the production profile and extended the mine life by 10 years. Further details on the outcome of the evaluation are set in the Key Value Drivers section above

Project Highlights

•	An update on the projects undertaken to gradually increase the mill throughput to 28 Mtpa by 2025 and on potential expansion scenarios is set out in the Key Value Drivers section above

Macassa – Strong Safety and Operational Performance; Shaft #4 Project and Ventilation Upgrade on Schedule for Commissioning in Late 2022

The Macassa Mine, located in northeastern Ontario, began production in 1933. Operations have been continuous except for a brief period, when they were suspended in 1999 due to the depressed gold price. Underground mining restarted in 2002 and over the last 10 years production has been predominately from two production areas: the South Mine Complex (SMC) and the Main Break (MB).

Macassa Mine – Operating Statistics*

	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	88	135
Tonnes of ore milled per day	970	945
Gold grade (g/t)	22.02	20.15
Gold production (ounces)	61,262	85,750
Production costs per tonne (C$)	$479	$615
Minesite costs per tonne (C$)	$519	$520
Production costs per ounce of gold produced ($ per ounce)	$539	$762
Total cash costs per ounce of gold produced ($ per ounce)	$582	$641

*In the first six months of 2022, the operating statistics are reported for the period from February 8, 2022 to June 30, 2022.

In the second quarter of 2022, gold production at the Macassa mine was 61,262 ounces, with production costs per tonne of C$479, production costs per ounce of $539, minesite costs per tonne of C$519 and total cash costs per ounce of $582.

For the period from February 8, 2022 to June 30, 2022, gold production at the Macassa mine was 85,750 ounces, with production costs per tonne of C$615, production costs per ounce of $762, minesite costs per tonne of C$520 and total cash costs per ounce of $641.

In the first six months of 2022, the difference between production costs per tonne and minesite costs per tonne and the difference between production costs per ounce and total cash costs per ounce are primarily due to the inventory re-valuation at the forecasted gold price in the period the inventory was expected to be sold, which was done as part of the Purchase Price Allocation following the completion of the Merger.

Operational Highlights

•	In the second quarter 2022, the Macassa mine had strong results in terms of health and safety, recording its second best quarterly performance since 2016

•	For the complete first six months of 2022, gold production at the Macassa mine was 105,205 ounces. The higher than forecast mined and milled tonnage was partially offset by lower mined grades than anticipated

•	The connection of Shaft #4 to the mine infrastructure resulted in increased ventilation in the deep mine which contributed to reducing air temperatures and improve working conditions underground

•	The improved ventilation, significantly better equipment availability and other operational efficiencies drove strong operational performance in the second quarter of 2022

•	The lower than anticipated gold grade was primarily due to variability in the high-grade nature of the mineralization

•	In the second quarter of 2022, the Macassa mine achieved lower minesite costs per tonne and total cash costs per ounce than forecast primarily due to higher productivity. The Company believes that the Macassa mine is in a good position to deliver on 2022 production and cost guidance

Project Highlights

•	In the second quarter of 2022, the planned work on the Shaft #4 project remained on schedule and the commissioning of Shaft #4 is still expected in late 2022. The preparation of the production and service hoists was completed. Commissioning of Shaft #4 is expected in later 2022

•	The upgrade of the ventilation system progressed as planned. This upgrade is expected to increase ventilation capacity from approximately 300,000 cubic feet per minute to 750,000 cubic feet per minute to support the planned increase in underground production in 2023 and 2024. At the end of the second quarter of 2022, the fourth and final ventilation raise was completed

•	The excavation of the underground chamber for the main exhaust fans was completed and the two 3,000 HP fans were received at site in the second quarter of 2022. The fans are expected to be installed in the third quarter of 2022 and commissioned in the fourth quarter of 2022

•	Construction to facilitate the increase in the power supply at the Macassa mine from 22 megawatts to 67 megawatts is expected to commence in the third quarter of 2022 and the upgrade is expected to be completed in late 2023

NUNAVUT

Agnico Eagle considers Nunavut a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank complex (including the Amaruq satellite deposit), together with the Hope Bay project and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

In December 2021, as a result of the increase in COVID-19 cases at its Nunavut operations, the Company took the precautionary step to send home the Nunavut based workforce and reduce site activities. All site activities ramped back to normal operating levels from mid-January into February 2022. The return of the Nunavut based workforce started on March 14, 2022, after consultation with the Nunavut Government and other local stakeholders. The reintegration was completed in early April 2022.

Meliadine Mine – Gold Production In Line with Forecast due to Strong Mill Performance and Ramp Up of Underground Operations; Testing of Autonomous Haulage Yields Positive Results

Located near Rankin Inlet in the Kivalliq District of Nunavut, Canada, the Meliadine project was acquired in July 2010. The Company owns 100% of the 98,222-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

Meliadine Mine – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)	449	324
Tonnes of ore milled per day**	4,934	4,585
Gold grade (g/t)	6.97	7.48
Gold production (ounces)	97,572	87,641
Production costs per tonne (C$)	$244	$232
Minesite costs per tonne (C$)	$234	$222
Production costs per ounce of gold produced ($ per ounce)	$885	$691
Total cash costs per ounce of gold produced ($ per ounce)	$837	$616

*In the second quarter of 2021, the Tiriganiaq open pit had 9,053 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 71 days in the second quarter of 2021

Gold production in the second quarter of 2022 increased when compared to the prior-year period primarily due to higher throughput levels, partially offset lower gold grades resulting from an increase in tonnage sourced from the open pit. To compensate for the shortfall in mine production in the second quarter of 2022, low-grade stockpile ore was used to feed to the mill.

Production costs per tonne in the second quarter of 2022 increased when compared to the prior-year period due to inventory adjustments resulting from the consumption of the stockpile and the timing of unsold inventory, partially offset by higher throughput levels and a higher deferred stripping adjustment. Production costs per ounce in the second quarter of 2022 increased when compared to the prior-year period due to lower gold grades and higher production costs per tonne and the timing of unsold inventory.

Minesite costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to inventory adjustments resulting from the consumption of the stockpile, partially offset by higher throughput levels and a higher deferred stripping adjustment. Total cash costs per ounce in the second quarter of 2022 increased when compared to the prior-year period due to lower gold grades and higher minesite costs per tonne.

Meliadine Mine – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)	881	662
Tonnes of ore milled per day**	4,867	4,598
Gold grade (g/t)	6.51	7.47
Gold production (ounces)	178,276	175,644
Production costs per tonne (C$)	$237	$219
Minesite costs per tonne (C$)	$237	$220
Production costs per ounce of gold produced ($ per ounce)	$926	$713
Total cash costs per ounce of gold produced ($ per ounce)	$912	$622

*In the first six months of 2021, the Tiriganiaq open pit had 17,176 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 144 days in the first six months of 2021

Gold production in the first six months of 2022 increased when compared to the prior-year period primarily due to higher throughput levels resulting from the planned expansion of the mill to 4,800 tpd, partially offset by lower gold grades resulting from increased ore tonnes sourced from the open pit and the lower grade stockpiles. The COVID-19 pandemic affected the underground mine activities, particularly in January 2022. To compensate for the shortfall in mine production in the first six months of 2022, low-grade stockpile ore was used to feed to the mill.

Production costs per tonne in the first six months of 2022 increased when compared to the prior-year period due to inventory adjustments resulting from the consumption of the low-grade stockpile, partially offset by higher throughput levels and a higher deferred stripping adjustment. Production costs per ounce in the first six months of 2022 increased when compared to the prior-year period due to lower gold grades and higher production costs per tonne.

Minesite costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to inventory adjustments resulting from the consumption of the low-grade stockpile, partially offset by higher throughput levels and a higher deferred stripping adjustment. Total cash costs per ounce in the first six months of 2022 increased when compared to the prior-year period due to lower gold grades and higher minesite costs per tonne.

Operational Highlights

•	In the second quarter of 2022, gold production was in line with forecast driven primarily by strong mill performance. The mill throughput at 4,934 tpd exceeded the planned capacity of 4,800 tpd, supported by good productivity from the open pit operation and the consumption of low grade stockpiles

•	After a challenging start of the year, both underground development and ore production improved through the second quarter of 2022 but were still slightly behind forecast, primarily due to lower than planned workforce and equipment availability and by the start of this year's caribou migration

•	This year's caribou migration started earlier and had a higher impact on the operation than in prior years. The Company continues to work with government and local stakeholders to ensure that mining activities have a minimal impact on Caribou migration

•	In the second quarter of 2022, the Meliadine mine achieved a milestone in its implementation of automated and autonomous production activities. The mine began full shifts of autonomous haulage during fly-out days in June, which resulted in approximately a threefold improvement on haulage productivity during those low production days

Permitting

•	Metal and diamond mines in Canada are subject to the Metal and Diamond Mining Effluent Regulations ("MDMER"). The MDMER set out mandatory requirements for the monitoring of discharge water and the receiving environment for mine operators. Effective December 1, 2021, the MDMER were amended to require testing using the new test species Acartia tonsa ("A. tonsa") for saline discharge with a salinity over 4.4 parts per thousand to marine environments. The A. tonsa test method is a new laboratory test method developed by Environment and Climate Change Canada

•	The Company will continue to comply with the applicable regulations and will continue to work with the regulators to reduce uncertainty for water management

Projects

•	The Phase 2 mill expansion is expected to be completed in mid-2024 when the processing rate is forecast to increase to 6,000 tpd. Engineering work and procurement activities are progressing according to plan. The main contracts for construction of the CIL, filter-press and power plant buildings and the CIL process tank were awarded in the second quarter of 2022

Meadowbank Complex – Strong Operational Performance and Higher than Anticipated Grades from Whale Tail and IVR Drive Record Quarterly Gold Production; High Pressure Grinding Rolls Commissioned

The 100% owned Meadowbank complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and mining activities at the site were completed by the fourth quarter of 2019.

The Amaruq mining operation uses the infrastructure at the Meadowbank minesite. Additional infrastructure has also been built at the Amaruq site. Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Meadowbank Complex – Operating Statistics

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)	930	879
Tonnes of ore milled per day	10,220	9,680
Gold grade (g/t)	3.49	3.29
Gold production (ounces)	96,698	85,551
Production costs per tonne (C$)	$147	$137
Minesite costs per tonne (C$)	$135	$138
Production costs per ounce of gold produced ($ per ounce)	$1,110	$1,126
Total cash costs per ounce of gold produced ($ per ounce)	$993	$1,077

In the second quarter of 2022, gold production increased when compared to the prior-year period primarily due to higher throughput resulting from a strong operating performance and higher gold grades resulting from a higher than anticipated grade sequence in the Whale Tail and IVR open pits.

Production costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to the timing of unsold inventory, a lower deferred stripping adjustment and higher services costs related to inflationary pressures on transportation, partially offset by inventory adjustments resulting from the build-up of the stockpile and higher throughput levels. Production costs per ounce in the second quarter of 2022 decreased when compared to the prior-year period due to higher gold grades, partially offset by higher production costs per tonne and the timing of unsold inventory.

Minesite costs per tonne in the second quarter of 2022 decreased when compared to the prior-year period primarily due to inventory adjustments resulting from the build-up of the stockpile and higher throughput levels, partially offset by a lower deferred stripping adjustment and higher services costs related to inflationary pressures on transportation. Total cash costs per ounce in the second quarter of 2022 decreased when compared to the prior-year period primarily due to higher gold grades and lower production costs per tonne.

Meadowbank Complex – Operating Statistics

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)	1,785	1,803
Tonnes of ore milled per day	9,862	9,972
Gold grade (g/t)	2.94	3.11
Gold production (ounces)	156,463	165,516
Production costs per tonne (C$)	$145	$129
Minesite costs per tonne (C$)	$149	$134
Production costs per ounce of gold produced ($ per ounce)	$1,304	$1,110
Total cash costs per ounce of gold produced ($ per ounce)	$1,305	$1,099

In the first six months of 2022, gold production decreased when compared to the prior-year period primarily due to lower gold grades resulting from an increase in tonnage sourced from low grade stockpile and slightly lower throughput levels. In the first quarter of 2022, the Meadowbank complex was affected by the COVID-19 pandemic and activities were reduced to essential services from December 22, 2021 to January 10, 2022. Subsequently, production activities were gradually ramped up to normal operating levels into early February 2022. Ore from a low grade stockpile was used to feed the mill as the open pit activities ramped up in January. The reduced production in the first quarter of 2022 was partially offset by a strong operational performance in the second quarter of 2022.

Production costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to higher services costs related to inflationary pressures on transportation and the COVID-19 pandemic, and inventory adjustments resulting from the consumption of the low-grade stockpile. Production costs per ounce in the first six months of 2022 increased when compared to the prior-year period due to lower gold grades and higher production costs per tonne.

Minesite costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to the factors causing higher production costs per tonne. Total cash costs per ounce in the first six months of 2022 increased when compared to the prior-year period primarily due to lower gold grades and higher production costs per tonne.

Operational Highlights

•	In the second quarter of 2022, Amaruq set a new quarterly record for gold production since declaring commercial production on September 30, 2019. This record was driven by strong performance from all aspects of the operation and a positive grade reconciliation

•	At the open pit, improvement in operational efficiencies and mechanical availability resulted in better-than-planned production drilling, tonnes moved, ore mined and ore hauled in the second quarter of 2022. The broken muck inventory remained above two million tonnes at the end of June

•	In June 2022, higher grade ore was mined sooner than anticipated at both the Whale Tail and IVR pits. This higher grade material is expected to drive strong gold production in the third quarter of 2022 and sets the Meadowbank complex in a good position to meet 2022 production guidance

•	Mill availability and throughput was slightly lower than forecast due to the commissioning of the high pressure grinding rolls. With the commissioning of the high pressure grinding rolls now completed, and combined with the optimization projects carried out at the mill, the Company expects to continue to maximize the mill throughput for the remainder of the year

•	This year's caribou migration started in March and was mostly complete by May 2022. The caribou migration had a minimal impact on the operation in the second quarter of 2022. While the Company factors the migration into its production forecast, wildlife management is an important priority and, given the unpredictability of the seasonal migration, the Company continues to work with government and local stakeholders to adopt protocols to protect the caribou migration while minimizing production disruptions

Underground Project Highlights

•	Following a challenging start of the year due to COVID-19, underground development and construction activities continued to ramp-up in the second quarter of 2022

•	The commissioning of several key infrastructure projects is ongoing, including the cemented rock fill plant and the emulsion plant. The development of the main ventilation raise was approximately 85% completed at the end of the second quarter of 2022. The construction tie-in of the main ventilation system is expected to be completed early in the third quarter of 2022

•	The first test stope was mined in July 2022 and a second stope will be mined in the third quarter to provide additional metallurgical data. Milling of this underground material is expected to begin late in the third quarter of 2022

•	The Company is focused on advancing priority aspects of the project and expects to achieve commercial production in late 2022

Hope Bay Project – Drilling Activities Ramped Up in the Second Quarter of 2022; Larger Production Scenarios Continues to be Evaluated

Located in the Kitikmeot District of Nunavut, Canada, approximately 125 kilometres southwest of Cambridge Bay, the Hope Bay project was acquired in February 2021. The Company owns 100% of the 191,342-hectare property, which includes portions of the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with mineral reserves and mineral resources and over 90 regional exploration targets. At the time the Hope Bay project was acquired, construction at the Doris deposit was complete and commercial production had been achieved in the second quarter of 2017.

On February 18, 2022, the Company announced that it decided to maintain the suspension of production activities at the Doris mine, in order to dedicate the infrastructure of the Hope Bay site to exploration activities. An update on exploration carried out in the second quarter of 2022 is presented in the Key Value Drivers section above.

Exploration is expected to continue through 2023 while larger production scenarios are being evaluated. Detailed results from the 2022 exploration program at Hope Bay will be presented in an exploration-focused news release on August 11, 2022.

AUSTRALIA

Agnico Eagle acquired the Fosterville mine on February 8, 2022 as a result of the Merger with Kirkland Lake Gold. As the largest gold producer in the state of Victoria, Australia, the 100% owned Fosterville mine is a high-grade underground gold mine, located 20 kilometres from the city of Bendigo. The operation features low-cost gold production, as well as extensive in-mine and district scale exploration potential.

Fosterville – Solid Gold Production in Line with Forecast; Exploration Drifts at Robbins Hill and Lower Phoenix Completed

Gold production at the Fosterville mine commenced in 1991 from shallow oxide open pits and heap-leaching operations and was suspended in 2001 subsequent to the depletion of oxide ore. In 2005, gold production restarted from an open pit, sulphide mining operation, with mining activities progressively transitioning to underground. Based on exploration success, in particular the discovery of the high grade Eagle and Swan mineralized zones, the Fosterville mine output increased rapidly year over year from 2016 to 2020. Exploration activities continue to expand its mineral reserves and mineral resources as the deposit remains open at depth in the Harrier, Lower Phoenix and Robbins Hill areas.

Fosterville Mine – Operating Statistics*

	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	122	213
Tonnes of ore milled per day	1,331	1,486
Gold grade (g/t)	22.24	24.76
Gold production (ounces)	86,065	167,892
Production costs per tonne (A$)	$597	$890
Minesite costs per tonne (A$)	$370	$369
Production costs per ounce of gold produced ($ per ounce)	$561	$812
Total cash costs per ounce of gold produced ($ per ounce)	$351	$331

*In the first six months of 2022, the operating statistics are reported for the period from February 8, 2022 to June 30, 2022.

In the second quarter of 2022, gold production at the Fosterville mine was 86,065 ounces, with production costs per tonne of A$597, production costs per ounce of $561, minesite costs per tonne of A$370 and total cash costs per ounce of $351.

For the period from February 8, 2022 to June 30, 2022, gold production at the Fosterville mine was 167,892 ounces, with production costs per tonne of A$890, production costs per ounce of $812, minesite costs per tonne of A$369 and total cash costs per ounce of $331.

In the first six months of 2022, the difference between production costs per tonne and minesite costs per tonne and the difference between production costs per ounce and total cash costs per ounce are primarily due to the inventory re-valuation at the forecasted gold price in the period the inventory was expected to be sold, which was done as part of the Purchase Price Allocation following the completion of the Merger.

Operational Highlights

•	For the complete first six months of 2022, the Fosterville mine delivered solid operational performance with gold production of 212,772 ounces, which was above forecast

•	Mine production continues to be affected by primary ventilation operating restrictions related to low frequency noise constraints. In the second quarter and the first six months of 2022, the Company has successfully adjusted the mining sequence to offset production impacts

•	The Company remains focused on reducing the regenerative noise from the existing main ventilation fans' silencers. The Company is also evaluating the potential installation of the primary fans underground in the longer term

•	Based on the adjusted mining sequence, the Fosterville mine is expected to have lower gold production in the third quarter, while the fourth quarter is expected to be the strongest quarter of the year based on the expected timing of mining ultra-high grade stopes

•	In the second quarter of 2022, the Fosterville mine achieved lower total cash costs per ounce than anticipated as the higher gold grades offset the increase in minesite costs per tonne related to the lower throughput levels. Based on solid performance to date and expected strong production in the fourth quarter of 2022, the Company believes the mine is well positioned to deliver on 2022 production and cost guidance for this year

Project Highlights

•	In the second quarter of 2022, the Robbins Hill exploration decline and the Lower Phoenix exploration decline were completed. The completion of these exploration drifts sets the Company in a good position to accelerate the exploration and conversion drilling in these prospective areas in the second half of 2022

•	Four underground ventilation raises are planned to be excavated at Phoenix and Harrier to upgrade the ventilation system and extend the service of the surface primary fans. Raise boring of the first ventilation raise began in the third quarter of 2022. Completion of the full ventilation upgrade project is expected to be completed in the first half of 2024

FINLAND

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe. The expansion of the Kittila mill to 2.0 million tonnes per year was completed in the fourth quarter of 2020. An underground shaft is under construction and is expected to be commissioned in late 2022 or early 2023. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine. Near mine exploration remains the main focus as the deposit remains open at depth and laterally.

Kittila – Record Quarterly Mill Throughput Drives Record Quarterly Gold Production; Shaft Project on Schedule to Start Commissioning in the Fourth Quarter of 2022

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine – Operating Statistics

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)	556	483
Tonnes of ore milled per day	6,110	5,308
Gold grade (g/t)	4.35	3.96
Gold production (ounces)	64,814	53,263
Production costs per tonne (EUR)	€89	€83
Minesite costs per tonne (EUR)	€88	€83
Production costs per ounce of gold produced ($ per ounce)	$823	$900
Total cash costs per ounce of gold produced ($ per ounce)	$828	$913

Gold production in the second quarter of 2022 increased when compared to the prior-year period primarily due to the expected higher gold grades due to the mining sequence and higher throughput. A strong operating performance in the second quarter of 2022 resulted in a record quarterly ore milled at 556,000 tonnes, while in the second quarter of 2021 the mill completed a planned eleven-day shutdown for regular maintenance on the autoclave.

Production costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from higher unit costs for fuel, power, ground support and reagents, inventory adjustments resulting from the consumption of the stockpile and the timing of unsold inventory, partially offset by higher throughput levels. Production costs per ounce in the second quarter of 2022 decreased when compared to the prior-year period due to the weakening of the Euro against the U.S. dollar and higher gold grades, partially offset by higher production costs per tonne and the timing of unsold inventory.

Minesite costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from higher unit costs for fuel, power, ground support and reagents, and inventory adjustments resulting from the consumption of the stockpile, partially offset by higher throughput levels. Total cash costs per ounce in the second quarter of 2022 decreased when compared to the prior-year period due to the weakening of the Euro against the U.S. dollar and higher gold grades, partially offset by higher minesite costs per tonne.

Kittila Mine – Operating Statistics

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)	1,017	977
Tonnes of ore milled per day	5,619	5,398
Gold grade (g/t)	4.01	4.17
Gold production (ounces)	110,322	113,979
Production costs per tonne (EUR)	€92	€83
Minesite costs per tonne (EUR)	€89	€83
Production costs per ounce of gold produced ($ per ounce)	$932	$848
Total cash costs per ounce of gold produced ($ per ounce)	$915	$852

Gold production in the first six months of 2022 decreased when compared to the prior-year period primarily due to lower gold grades and lower metallurgical recoveries, partially offset by higher throughput levels. Gold grades in the first six months of 2022 were lower than anticipated due to a delay in reaching the higher grade stopes in the Roura Zone due to poor ground conditions and as a result of higher dilution in the secondary stopes.

Production costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from higher unit costs for fuel, power, ground support and reagents and the timing of unsold inventory, partially offset by higher throughput levels. Production costs per ounce in the first six months of 2022 increased when compared to the prior-year period due to lower gold grades, higher production costs per tonne and the timing of unsold inventory, partially offset by the weakening of the Euro against the U.S. dollar.

Minesite costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from higher unit costs for fuel, power, ground support and reagents, partially offset by higher throughput levels. Total cash costs per ounce in the first six months of 2022 increased when compared to the prior-year period due to lower gold grades and higher production costs per tonne, partially offset by the weakening of the Euro against the U.S. dollar.

Operational Highlights

•	After a challenging first quarter of 2022, the Kittila mine delivered strong operational performance in the second quarter of 2022. Record quarterly mill throughput at 556,000 tonnes drove a record quarterly gold production at 64,814 ounces

•	The optimization of the mining sequence and improved operational efficiencies contributed to exceeding the underground production forecast. In addition, the prioritization of the development of the higher grade stopes at Roura resulted in a significant improvement in gold grades in the second quarter of 2022

•	In the second quarter of 2022, metallurgical recovery was lower than anticipated. A five-day mill shut down to reduce scale build-up in the autoclave is planned early in the third quarter of 2022 and is expected to resolve the issue

•	The upgrade of the network to 5G is progressing as planned. The first 5G video calls were done from underground in the second quarter of 2022. The Kittila mine is expected to be the first underground mine equipped with a 5G network. As part of this initiative, the Company continues to evaluate future automation opportunities while collaborating with equipment manufacturers

Permitting

•	In 2020, the Regional State Administrative Agency of Northern Finland granted Agnico Eagle Finland Oy ("Agnico Finland") environmental and water permits that would allow Agnico Finland to enlarge the CIL2 tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed to the Vaasa Administrative Court in Finland. The appeals were granted, in part, in July 2022 with the result that the permits were returned for reconsideration by the Regional State Administrative Agency of Northern Finland

•	The Company is evaluating the decisions of the Vaasa Administrative Court to determine the impact they may have on operations at the Kittila mine. In addition, the Company will appeal the decisions of the Vaasa Administrative Court to the Supreme Administrative Court of Finland in early August. The Company intends to continue to operate at current levels while it communicates with relevant regulatory authorities and other stakeholders to determine additional next steps regarding these permits

Project Highlights

•	Shaft construction continues to progress as planned. Shaft sinking is expected to be completed in the third quarter of 2022 and commissioning of the production hoist remains on schedule for the fourth quarter of 2022

•	As part of the expansion project at the mine, the construction of a nitrogen removal plant is progressing as scheduled. Commissioning of the plant is expected to begin in the third quarter of 2022

MEXICO

Agnico Eagle's Mexican operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos – Increased Underground Rehabilitation and Backlog in Underground Development Impacted Gold Production in the Second Quarter of 2022; New Ore Shoot Discovered in the Eastern Projection of the North Cubiro deposit

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine – Operating Statistics

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Tonnes of ore processed (thousands of tonnes)	366	521
Tonnes of ore processed per day	4,022	5,725
Gold grade (g/t)	2.02	2.07
Gold production (ounces)	23,020	32,614
Production costs per tonne	$109	$76
Minesite costs per tonne	$101	$70
Production costs per ounce of gold produced ($ per ounce)	$1,732	$1,206
Total cash costs per ounce of gold produced ($ per ounce)	$1,383	$849

Gold production in the second quarter of 2022 decreased when compared to the prior-year period primarily due to lower throughput levels resulting from lower underground productivity related to lower stope availability resulting from higher rehabilitation requirements at the Santo Niño and Cerro Colorado zones in the first quarter of 2022.

Production costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to lower throughput levels and the timing of inventory. Production costs per ounce in the second quarter of 2022 increased when compared to the prior-year period due to higher production costs per tonne and the timing of the inventory.

Minesite costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to lower throughput levels. Total cash costs per ounce in the second quarter of 2022 increased when compared to the prior-year period due to higher minesite costs per tonne and lower by-product revenues from lower silver sales.

Pinos Altos Mine – Operating Statistics

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Tonnes of ore processed (thousands of tonnes)	750	1,014
Tonnes of ore processed per day	4,144	5,602
Gold grade (g/t)	2.08	1.99
Gold production (ounces)	48,190	61,789
Production costs per tonne	$97	$70
Minesite costs per tonne	$94	$70
Production costs per ounce of gold produced ($ per ounce)	$1,503	$1,155
Total cash costs per ounce of gold produced ($ per ounce)	$1,224	$844

Gold production in the first six months of 2022 decreased when compared to the prior-year period primarily due to lower throughput levels resulting from lower open pit production as production transitioned from the Sinter pit to the Reyna de Plata pit and lower underground productivity related to the higher rehabilitation requirements at the Santo Niño and Cerro Colorado zones, partially offset by higher gold grades.

Production costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to lower throughput levels, higher mining costs resulting from higher ground support requirements and higher processing costs related to higher unit prices for reagents and grinding media, partially offset by lower open pit costs. Production costs per ounce in the first six months of 2022 increased when compared to the prior-year period due to higher production costs per tonne and the timing of the inventory, partially offset by higher gold grades.

Minesite costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to reasons described above. Total cash costs per ounce in the first six months of 2022 increased when compared to the prior-year period due to higher minesite costs per tonne and lower by-product revenues from lower silver sales, partially offset by higher gold grades.

Operational Highlights

•	The Santo Niño and Cerro Colorado areas continued to require significantly more rehabilitation work than expected and resulted in lower than planned progress in underground development in the second quarter of 2022. The backlog in underground development reduced the stope availability and ore delivery to the mill, which resulted in lower than forecast gold production

•	In the second quarter of 2022, the Company reviewed the impact of the current mining conditions, adjusted the mining sequence accordingly and developed a plan to improve the mining recovery and reduce dilution. With these initiatives in place, the Company expects to return to more normalized production levels in the second half of 2022

•	At Reyna de Plata, open pit pre-stripping activities at Pit 1 and ore production from the lower section of Pit 2 progressed as expected

•	At Creston Mascota, residual recovery from the heap leach pad continued throughout the second quarter of 2022 and resulted in a production of 635 ounces of gold at production costs per ounce of $762 and total cash costs of $899 per ounce. Irrigation of the heap leach pad and residual leaching will continue throughout the third quarter of 2022

Project Highlights

•	Pre-production activities at the Cubiro deposit continued in the second quarter of 2022. Initial production is expected in the second half of 2023. Once production commences, Cubiro is expected to provide additional production flexibility to the Pinos Altos operations

Exploration

•	Exploration drilling at Pinos Altos totaled 9,900 metres during the first half of 2022.

•	A new ore shoot was discovered outside the block model in the eastern projection of the North Cubiro deposit, with hole CBUG22-175 drilled into the upper part of the ore shoot intersecting 2.2 g/t gold and 24 g/t silver over 11.0 metres at 211 metres depth, including 10.0 g/t gold and 73 g/t silver over 2.7 metres at 210 metres depth

•	In the Pinos Altos Deep project, which is targeting the depth extensions of mineralized zones at the Pinos Altos underground mining operations, highlights include: conversion hole UG22-276 in the western deep portion of the Oberon de Weber deposit that intersected 2.6 g/t gold and 58 g/t silver over 14.0 metres at 328 metres depth including 4.1 g/t gold and 70 g/t silver over 6.0 metres at 328 metres depth; and exploration hole UG22-277 in the western deepest portion of the Santo Nino deposit that intersected 1.2 g/t gold and 59 g/t silver over 9.6 metres at 589 metres depth, including 4.7 g/t gold and 200 g/t silver over 1.5 metres at 589 metres depth

La India – Solid Safety and Operating Performance; Potential for Additional Oxidized Mineral Resources Near Main Zone Pit Boundary

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Tonnes of ore processed (thousands of tonnes)	1,356	1,745
Tonnes of ore processed per day	14,901	19,176
Gold grade (g/t)	0.52	0.46
Gold production (ounces)	20,016	4,712
Production costs per tonne	$13	$4
Minesite costs per tonne	$14	$4
Production costs per ounce of gold produced ($ per ounce)	$872	$1,376
Total cash costs per ounce of gold produced ($ per ounce)	$936	$1,350

Gold production in the second quarter of 2022 increased when compared to the prior-year period. In the second quarter of 2022 the heap leach operated at normal levels, while in the prior-year period, irrigation of the heap leach was significantly reduced due to low local water availability.

Production costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to inventory adjustments related to the build-up of heap leach inventory in the second quarter of 2021 and higher cement and cyanide consumption related to the high clay content of the ore. Production costs per ounce in the second quarter of 2022 decreased when compared to the prior-year period due to higher gold production, partially offset by higher production costs per tonne.

Minesite costs per tonne in the second quarter of 2022 increased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the second quarter of 2022 decreased when compared to the prior-year period due to higher gold production and higher by-product revenues from higher silver sales, partially offset by higher minesite costs per tonne.

La India Mine – Operating Statistics

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Tonnes of ore processed (thousands of tonnes)	2,919	3,387
Tonnes of ore processed per day	16,127	18,713
Gold grade (g/t)	0.55	0.45
Gold production (ounces)	41,718	21,745
Production costs per tonne	$12	$7
Minesite costs per tonne	$13	$7
Production costs per ounce of gold produced ($ per ounce)	$844	$1,040
Total cash costs per ounce of gold produced ($ per ounce)	$876	$1,026

Gold production in the first six months of 2022 increased when compared to the prior-year period. In the first six months of 2022 the heap leach operated at normal levels, while in the prior-year period, irrigation of the heap leach was significantly reduced from March to June 2021 due to low local water availability.

Production costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to inventory adjustments related to the build-up of heap leach inventory in the second quarter of 2021 and higher cement and cyanide consumption related to the high clay content of the ore and higher open pit costs resulting from a higher stripping ratio at the Main Zone. Production costs per ounce in the first six months of 2022 decreased when compared to the prior-year period due to higher gold production, partially offset by higher production costs per tonne.

Minesite costs per tonne in the first six months of 2022 increased when compared to the prior-year period primarily due to reasons described above. Total cash costs per ounce in the first six months of 2022 decreased when compared to the prior-year period due to higher gold production and higher by-product revenues from higher silver sales, partially offset by higher minesite costs per tonne.

Operational Highlights

•	In the second quarter and first six months of 2022, the La India mine had an outstanding health and safety performance, with a zero combined accident frequency

•	In the second quarter of 2022, the quantity of ore tonnes placed on the heap leach was slightly below forecast. At the end of the second quarter of 2022, gold production remains in line with forecast

•	The Main Zone pit is expected to be depleted in the third quarter of 2022. Ore production is then expected to transition to the La India pit and the El Realito pit

Project Highlights

•	Pre-stripping of the El Realito pit is approximately 81% complete. Pre-stripping activities are in line with forecast and are expected to be completed in the third quarter of 2022

Exploration highlights

•	Results from the exploration drilling along the west of the Main Zone pit confirmed the potential to add oxidized mineral resources near the pit boundary which could potentially extend the mine life

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “net debt”, “adjusted net income”, “adjusted net income per share”, “sustaining capital expenditures”, “development capital expenditures” and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, operational care and maintenance costs due to COVID-19, realized gains and losses on hedges of production costs and other adjustments, which include smelting, refining and marketing charges and then dividing by the number of ounces of gold produced excluding production prior to the achievement of commercial production. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite costs per tonne. In addition, given the extraordinary nature of the fair value adjustment on inventory related to the Merger and the use of the total cash costs per ounce measure to reflect the cash generating capabilities of the Company’s operations, the calculation of total cash costs per ounce for the Detour, Macassa and Fosterville mines have been adjusted for this purchase price allocation. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Management also uses this measure to, and believes it is helpful to investors so they can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced (excluding production prior to the achievement of commercial production). These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce seeks to reflect total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed (excluding the tonnage processed prior to the achievement of commercial production). As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes, and investors should note, that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheet for deferred financing costs and cash and cash equivalents. Management believes the measure of net debt is useful to help investors to determine the Company’s overall debt position and to evaluate future debt capacity of the Company.

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period, including foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, income and mining taxes adjustments as well as other non-recurring, unusual items (which includes changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures allow for the evaluation of the results of continuing operations and are useful in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities. Management uses these measures to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); foreign currency translation (gain) loss; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production, from which the Company will derive economic benefits, this includes expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represents the spending at new projects and/or expenditure at existing operations that is undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices. This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at July 27, 2022. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s future operations, including its employees and overall business; the Company’s forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; statements relating to the expected outcomes of the Merger including synergies arising therefrom and their expected quantum and timing; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company’s expansion plans at Detour, Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company’s plans at the Hope Bay mine; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; statements regarding anticipated cost inflation and its effect on the Company’s costs; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding operations at and expansion of the Kitilla mine following the decision of the Vaasa Administrative Court; statements regarding compliance with the MDMER; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites; statements regarding the sufficiency of the Company’s cash resources; statements regarding future activity with respect to the Company’s unsecured revolving bank credit facility; statements regarding future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2021 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2021 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies (including labour) will be consistent with Agnico Eagle’s expectations; the ability to realize the anticipated benefits of the Merger or implementing the business plan for the combined company, including as a result of difficulty in integrating the businesses of the companies involved; the ability to realize synergies and cost savings at the times, and to the extent, anticipated; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company’s operations and projects or other aspects of the Company’s business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company’s shares and the price of gold, and could adversely affect the Company’s ability to raise capital; the ability to realize the anticipated benefits of the Merger or implementing the business plan for new Agnico Eagle, including as a result of a delay or difficulty in integrating the businesses of the companies involved; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including the LaRonde complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators’ (the “CSA”) National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

For United States reporting purposes, the SEC adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”) may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC’s MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended definitions of “proven mineral reserves” and “probable mineral reserves” in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

Investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this news release are or will be economically or legally mineable.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President, Quebec; relating to Nunavut and Finland operations has been approved by Dominique Girard, Eng., Executive Vice President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration, mineral reserves and mineral resources have been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice President, Exploration and Eric Kallio, P.Geo, Executive Vice President, Exploration Strategy & Growth, each of whom is a “Qualified Person” for the purposes of NI 43-101.

Assumptions used for the December 31, 2021 mineral reserves estimate at all mines and advanced projects held by Agnico Eagle on December 31, 2021

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican Peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$18	$3.00	$1.00	$1.30	MXP18.00	EUR1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Assumptions used for the December 31, 2021 mineral reserves estimate at all mines and advanced projects held by Kirkland Lake Gold on December 31, 2021

	Gold (US$/oz)	C$ per US$1.00	AUS$ per US$1.00
Mineral Reserves	$1,300	$1.31	$1.36

The above metal price assumptions are below the three-year historic gold price average (from January 1, 2019 to December 31, 2021) of approximately $1,654 per ounce.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the Company’s material mineral projects as at June 30, 2022, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company’s AIF and MD&A filed on SEDAR each of which forms a part of the Company’s Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company’s material mineral properties: 2005 LaRonde Mineral Resource & Mineral Reserve Estimate Agnico-Eagle Mines Ltd. LaRonde Division (March 23, 2005); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation Ontario, Canada NI 43-101 Technical report as at July 26, 2021 (October 15, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

APPENDIX – DETOUR LAKE MINERAL RESERVES AND MINERAL RESOURCES (as at March 31, 2022) AND SELECTED EXPLORATION RESULTS AND DRILL COLLAR COORDINATES

			DETOUR LAKE MINERAL RESERVES As of March 31, 2022
MINERALIZED ZONE			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Main, North and West Pits (above 0.5 g/t)	Open Pit	100%	71,228	1.18	2,713	498,163	0.89	14,310	569,390	0.93	17,023
Main, North and West Pits (below 0.5 g/t)	Open Pit	100%	6,359	0.4	82	259,318	0.40	3,299	265,676	0.40	3,382
Detour Lake Total			77,586	1.12	2,796	757,480	0.72	17,609	835,067	0.76	20,405

			MINERAL RESOURCES - As of March 31, 2022
OPERATION			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Main and North Pits	Open Pit	100%	27,756	1.44	1,290	559,401	0.69	12,369	587,157	0.72	13,659	74,197	0.70	1,672
Zone 58N	Underground	100%	0		0	2,868	5.80	534	2,868	5.80	534	973	4.35	136
Detour Lake Total			27,756	1.44	1,290	562,268	0.71	12,904	590,024	0.75	14,193	75,170	0.75	1,808

CIM definitions (2014) were followed in the estimation of mineral reserves and mineral resources. Mineral reserves are exclusive of mineral resources. Tonnes and gold ounce information is rounded to the nearest thousand. Discrepancies in totals are due to rounding.

Mineral reserves were estimated using a long-term gold price of US$1,300/oz. Cut-off grades for were calculated for each stope, including the costs of: mining, milling, general and administration, royalties and capital expenditures and other modifying factors (e.g., dilution, mining extraction, mill recovery), and cut-off grades for Detour Lake were also calculated using an optimized variable cut-off grade over time. Dilution estimates vary by mining methods and ranges from 5% to 50% and extraction estimates vary by mining methods and range from 50% to 100%.

Mineral reserve estimates for the Detour Lake mine were prepared under the supervision of Andre Leite, P.Eng, AUSIMM CP (MIN), MEng. Mr. Leite is a “Qualified Person” for the purposes of NI 43-101.

The updated mineral resources for Detour Lake and West Detour project are based on a high cut-off grade of 0.50 g/t gold and a low cut-off grade of 0.30 g/t gold (versus 0.35 g/t gold for the year-end 2021 mineral resource estimate). Mineral resources for Zone 58N are based on a cut-off grade of 2.2 g/t with an assumed mining dilution of 12%.

The updated mineral resources were estimated using: a gold price of US$1,500/oz and a CAD/USD exchange rate of 1.30 for Detour Lake and West Detour project (versus 1.31 for the year-end 2021 mineral resource estimate); a gold price of US$1,300/oz and a CAD/USD exchange rate of 1.25 for Zone 58N deposit.

Mineral resource estimates were prepared under the supervision of Juan Figueroa, P. Geo., Manager of Mineral Resource for the Detour Lake assets. Mr. Figueroa is a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company, who is a “Qualified Person” for the purposes of NI 43-101.

Assumptions used for the March 31, 2022 mineral reserves estimate at the Detour Lake mine

	Gold (US$/oz)	C$ per US$1.00
Mineral Reserves	$1,300	$1.30

The above metal price assumptions are below the three-year historic gold price average (from January 1, 2019 to December 31, 2021) of approximately $1,654 per ounce.

Detour Lake Mineral Reserves and Mineral Resources at March 31, 2022 and at December 31, 2021

	As of March 31, 2022			As of December 31, 2021
	Tonnes	Gold	Contained Gold	Tonnes	Gold	Contained Gold
Category	(000s)	grade (g/t)	(000 oz)	(000s)	grade (g/t)	(000 oz)

Mineral Reserves
Proven	77,586	1.12	2,796	80,269	1.13	2,917
Probable	757,480	0.72	17,609	493,044	0.76	12,117
Total Proven & Probable	835,067	0.76	20,405	573,313	0.82	15,034
Mineral Resources
Measured	27,756	1.44	1,290	25,837	1.53	1,272
Indicated	562,268	0.71	12,904	549,067	0.79	13,981
Total Measured & Indicated	590,024	0.75	14,193	574,904	0.83	15,253
Inferred	75,170	0.75	1,808	53,343	0.78	1,332

NOTES: Mineral reserves are not a subset of mineral resources. Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand, so aggregate amounts may differ from column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Please refer to Agnico Eagle’s news release dated February 23, 2022 for further details on Kirkland Lake Gold’s pre-Merger mineral reserves and mineral resources.

Recent selected exploration drill results from Detour Lake, Canadian Malartic, Amalgamated Kirkland (AK), Upper Beaver, Hope Bay and Pinos Altos

Mine or Project / Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) uncapped	Silver grade (g/t) capped*
Detour Lake / West Pit Ext	DLM22-437A	333.1	368.8	305	29.7	2.9	2.9	0	0
	including	355.6	359.6	310	3.3	21.2	21.2	0	0
	and	387.8	421.3	350	28	0.8	0.8	0	0
Detour Lake / West Pit	DLM22-441A	262.5	280	224	15.4	4.4	4.4	0	0
	including	262.5	266.1	218	3.2	17.9	17.9	0	0
	and	644	647	517	2.7	3.8	3.8	0	0
	and	793	796	630	2.7	4.7	4.7	0	0
Detour Lake / West Pit	DLM-22-447	369	372	303	2.6	4.7	4.7	0	0
Detour Lake / West Pit	DLM-22-447W	528	532	426	3.6	24.1	24.1	0	0
	and	557	560	447	2.7	4.3	4.3	0	0
Detour Lake / West Pit Ext	DLM-22-448	1099.8	1105.4	955	4.8	32.3	32.3	0	0
Detour Lake / West Pit Ext	DLM-22-453	644	647.3	592	2.7	3.2	3.2	0	0
	and	664.3	667.6	610	2.7	3.2	3.2	0	0
	and	1080	1086.1	940	5.6	6	6	0	0
	and	1186	1190	1019	3.7	4.9	4.9	0	0
Detour Lake / West Pit Ext	DLM-22-458	526	565	481	32.7	6	6	0	0
	including	556	559.9	492	3.3	71.5	71.5	0	0
	and	583	593	517	8.5	2.7	2.7	0	0
	and	621	657	560	30.6	0.8	0.8	0	0

Mine or Project / Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) uncapped	Silver grade (g/t) capped*
	and	670	707	602	31.5	1.1	1.1	0	0
	including	681	685	597	3.4	3.2	3.2	0	0
Can Malartic / East Gouldie	MEX22-231	1651	1722.5	1580	62.9	1.8	1.8	0	0
Can Malartic / East Gouldie	RD21-4689AA	2645	2652.9	2537	7.9**	4.1	3.1	0	0
AK Deposit	KLAK-010	90	96.6	222	6.5	15.1	14.1	0	0
AK Deposit	KLAK-011	135	138.1	112	2.0	25.5	23.9	0	0
AK Deposit	KLAK-016	111.7	115	256	3.0	14.9	14.9	0	0
AK Deposit	KLAKC22-146	195	204	147	6.0	5.9	5.9	0	0
AK Deposit	KLAKC22-148	186	196	138	6.7	6.9	6.9	0	0
AK Deposit	KLAKC22-160	190.1	201	125	7.7	6.0	6.0	0	0
AK Deposit	KLAKC22-162	205.7	217	146	7.6	8.7	8.7	0	0
AK Deposit	KLAKC22-165	222.2	237.5	171	9.2	9.0	9.0	0	0
Upper Beaver / North Basalt	KLUB22-768	714	719.2	672	5.0	68.1	51.5	0.08	0.08
Hope Bay / Doris BTD Con	HBD22-008	299	305	379	3.6	10.0	10.0	0	0
Hope Bay / Doris BTD Con	HBD22-030	594.5	602	456	7.1	12.2	12.2	0	0
Hope Bay / Doris BTD Ext	HBDBE22-50888	111.8	115	344	2.3	32.2	20.9	0	0
Pinos Altos / Cubiro	CBUG22-175	155	166	211	11.0	3.6	2.2	24	24
	including	162.3	165	210	2.7	12.1	10.0	73	73
Pinos Altos Deep / Oberon	UG22-276	91	105	328	14.0	2.6	2.6	58	58
	including	92	98	328	6.0	4.1	4.1	70	70

Mine or Project / Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) uncapped	Silver grade (g/t) capped*
Pinos Altos Deep / Sto Nino	UG22-277	110.4	120	589	9.6	1.2	1.2	107	59
	including	110.4	112	589	1.5	4.7	4.7	434	200

* Results from Detour Lake are uncapped. Results from the East Gouldie deposit use a capping factor of 20 g/t gold. Results from the AK deposit are capped at 70 g/t gold. Results from the shallow basalts at Upper Beaver use a capping factor of 30 g/t gold. Results from the Doris deposit at Hope Bay use a capping factor of 50 g/t gold. Results from the Cubiro deposit and Pinos Altos Deep project at Pinos Altos mine use a capping factor of 10 g/t gold and 200 g/t silver.

** Core length

EXPLORATION DRILL COLLAR COORDINATES

Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Detour Lake
DLM-22-437A	587126	5541663	293	173	-63	933
DLM-22-441A	587575	5541730	288	175	-58	1074
DLM-22-447	587485	5541725	286	175	-55	510
DLM-22-447W	587485	5541725	286	175	-55	951
DLM-22-448	585276	5542425	292	185	-60	1260
DLM-22-453	586390	5542233	296	184	-70	1389
DLM-22-458	587123	5541831	299	173	-68	1200
Canadian Malartic
MEX22-231	716873	5334696	318	172	-51	1953
RD21-4689AA	720289	5334486	311	198	-79	2787
AK Deposit
KLAK-010	569768	5331267	109	164	2	174
KLAK-011	569767	5331267	111	194	53	146
KLAK-016	569825	5331262	100	153	-12	150
KLAKC22-146	569901	5331081	336	5	-51	231
KLAKC22-148	569901	5331081	336	356	-51	222
KLAKC22-160	569954	5331070	343	355	-46	213
KLAKC22-162	569954	5331069	343	359	-50	222
KLAKC22-165	569954	5331069	343	349	-54	270
Upper Beaver
KLUB22-768	591770	5337032	319	201	-70	972
Hope Bay
HBD22-008	433619	7559306	-104	122	-52	342
HBD22-030	433251	7558959	34	120	-69	958
HBDBE22-50888	433998	7560340	-348	73	25	193
Pinos Altos
CBUG22-175	758976	3136313	1253	50	20	200
UG22-276	765127	3130017	1906	181	-29	138
UG22-277	763525	3130611	1649	200	-27	168

* Coordinate Systems: NAD 1983 UTM Zone 17N for Detour Lake, Canadian Malartic, AK deposit and Upper Beaver deposit; NAD 1983 UTM Zone 13N for Hope Bay; UTM NAD 27 for Pinos Altos.

APPENDIX – FINANCIALS

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating margin(i):
Revenues from mining operations	$1,581,058	$984,653	$2,906,746	$1,934,276
Production costs	657,636	433,050	1,319,371	850,426
Total operating margin(i)	923,422	551,603	1,587,375	1,083,850
Operating margin(i) by mine:
Quebec
LaRonde mine	90,877	115,617	194,441	209,345
LaRonde Zone 5 mine	7,866	15,252	24,522	27,850
Canadian Malartic mine(ii)	104,461	109,579	183,763	213,327
Goldex mine	41,656	37,881	78,774	76,620
Ontario
Detour Lake mine	214,841	—	342,899	—
Macassa mine	74,778	—	98,933	—
Nunavut
Meliadine mine	96,740	109,932	181,019	221,148
Meadowbank complex	68,044	56,063	62,846	106,013
Hope Bay mine	—	14,396	144	25,626
Australia
Fosterville mine	125,442	—	232,298	—
Europe
Kittila mine	67,611	51,438	113,722	110,141
Mexico
Pinos Altos mine	11,487	31,905	30,918	58,331
Creston Mascota mine	642	5,171	1,819	12,805
La India mine	18,977	4,369	41,277	22,644
Total operating margin(i)	923,422	551,603	1,587,375	1,083,850
Amortization of property, plant and mine development	291,052	176,946	551,800	354,739
Exploration, corporate and other	196,680	81,592	425,318	192,881
Income before income and mining taxes	435,690	293,065	610,257	536,230
Income and mining taxes expense	159,845	96,674	224,660	194,600
Net income for the period	$275,845	$196,391	$385,597	$341,630
Net income per share — basic	$0.61	$0.81	$0.92	$1.40
Net income per share — diluted	$0.60	$0.80	$0.92	$1.40

Cash flows:
Cash provided by operating activities	$633,266	$419,376	$1,140,698	$786,018
Cash used in investing activities	$(394,129)	$(210,068)	$141,523	$(748,191)
Cash used in financing activities	$(294,307)	$(64,161)	$(462,165)	$(164,295)

Realized prices:
Gold (per ounce)	$1,866	$1,814	$1,872	$1,797
Silver (per ounce)	$22.21	$27.01	$23.20	$26.55
Zinc (per tonne)	$3,947	$2,843	$3,769	$2,795
Copper (per tonne)	$8,953	$10,902	$9,591	$9,945

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Payable production(iii):
Gold (ounces):
Quebec
LaRonde mine	70,736	80,681	158,285	156,070
LaRonde Zone 5 mine	17,774	16,842	35,262	34,531
Canadian Malartic mine(ii)	87,186	92,106	167,695	181,656
Goldex mine	36,877	34,659	71,322	69,309
Ontario
Detour Lake mine	195,515	—	295,958	—
Macassa mine	61,262	—	85,750	—
Nunavut
Meliadine mine	97,572	96,694	178,276	192,820
Meadowbank complex	96,698	85,899	156,463	165,864
Hope Bay mine	—	25,308	—	37,567
Australia
Fosterville mine	86,065	—	167,892	—
Europe
Kittila mine	64,814	53,263	110,322	113,979
Mexico
Pinos Altos mine	23,020	32,614	48,190	61,789
Creston Mascota mine	635	3,228	1,641	7,480
La India mine	20,016	4,712	41,718	21,745
Total gold (ounces)	858,170	526,006	1,518,774	1,042,810

Silver (thousands of ounces):
Quebec
LaRonde mine	167	199	320	402
LaRonde Zone 5 mine	2	3	4	6
Canadian Malartic mine(ii)	57	69	131	151
Goldex mine	1	1	1	1
Ontario
Detour Lake mine	41	—	91	—
Macassa mine	5	—	8	—
Nunavut
Meliadine mine	10	8	19	15
Meadowbank complex	27	23	45	47
Hope Bay mine	—	2	—	2
Australia
Fosterville mine	15	—	23	—
Europe
Kittila mine	3	2	6	5
Mexico
Pinos Altos mine	235	307	492	680
Creston Mascota mine	2	32	6	68
La India mine	23	7	51	23
Total silver (thousands of ounces)	588	653	1,197	1,400

Zinc (tonnes)	2,568	2,736	3,637	4,603
Copper (tonnes)	778	779	1,547	1,531

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Payable metal sold:
Gold (ounces):
Quebec
LaRonde mine	61,296	86,844	132,263	162,129
LaRonde Zone 5 mine	13,538	16,168	31,133	30,482
Canadian Malartic mine(ii)	85,160	89,372	157,428	172,928
Goldex mine	36,681	34,993	70,565	69,351
Ontario
Detour Lake mine	188,517	—	320,354	—
Macassa mine	58,050	—	87,580	—
Nunavut
Meliadine mine	97,354	94,163	185,126	192,512
Meadowbank complex	93,737	83,915	142,492	160,196
Hope Bay mine	—	17,731	98	37,952
Australia
Fosterville mine	93,177	—	195,127	—
Europe
Kittila mine	64,378	54,790	115,993	114,387
Mexico
Pinos Altos mine	24,730	34,672	49,517	62,285
Creston Mascota mine	599	3,356	1,454	8,234
La India mine	19,306	5,739	40,315	24,573
Total gold (ounces)	836,523	521,743	1,529,445	1,035,029

Silver (thousands of ounces):
Quebec
LaRonde mine	165	193	325	392
LaRonde Zone 5 mine	1	3	5	6
Canadian Malartic mine(ii)	44	68	123	135
Goldex mine	—	1	1	1
Ontario
Detour Lake mine	46	—	96	—
Macassa mine	5	—	8	—
Nunavut
Meliadine mine	8	9	17	17
Meadowbank complex	26	26	38	45
Australia
Fosterville mine	5	—	13	—
Europe
Kittila mine	3	3	7	5
Mexico
Pinos Altos mine	233	331	482	692
Creston Mascota mine	1	41	8	91
La India mine	22	7	48	26
Total silver (thousands of ounces):	559	682	1,171	1,410

Zinc (tonnes)	1,679	2,875	2,713	5,535
Copper (tonnes)	783	778	1,549	1,532

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Total cash costs per ounce of gold produced — co-product basis(v):
Quebec
LaRonde mine	$829	$696	$744	$711
LaRonde Zone 5 mine	983	818	981	791
Canadian Malartic mine(ii)(iv)	767	677	789	659
Goldex mine	718	686	747	654
Ontario
Detour Lake mine(iv)	645	—	634	—
Macassa mine(iv)	584	—	643	—
Nunavut
Meliadine mine(vi)	839	619	914	625
Meadowbank complex	999	1,085	1,311	1,106
Hope Bay mine	—	915	—	919
Australia
Fosterville mine	352	—	332	—
Europe
Kittila mine	829	914	917	853
Mexico
Pinos Altos mine	1,604	1,106	1,459	1,134
Creston Mascota mine	906	608	683	541
La India mine	959	1,390	904	1,060
Weighted average total cash costs per ounce of gold produced	$758	$812	$800	$805

Total cash costs per ounce of gold produced — by-product basis(v):
Quebec
LaRonde mine	$566	$437	$517	$463
LaRonde Zone 5 mine	982	814	978	787
Canadian Malartic mine(ii)(iv)	753	657	772	637
Goldex mine	718	685	746	654
Ontario
Detour Lake mine(iv)	640	—	626	—
Macassa mine(iv)	582	—	641	—
Nunavut
Meliadine mine(vi)	837	616	912	622
Meadowbank complex	993	1,077	1,305	1,099
Hope Bay mine	—	915	—	919
Australia
Fosterville mine	351	—	331	—
Europe
Kittila mine	828	913	915	852
Mexico
Pinos Altos mine	1,383	849	1,224	844
Creston Mascota mine	899	341	598	257
La India mine	936	1,350	876	1,026
Weighted average total cash costs per ounce of gold produced	$726	$748	$763	$741

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin and "Reconciliation of Non-GAAP Financial Performance Measures - Reconciliation of Operating Margin to Net Income" for a reconciliation of this measure to the recent IFRS measure.

(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three and six months ended June 30, 2021 includes 9,053 and 17,176 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Payable production for the three and six months ended June 30, 2021 include 348 ounces of gold from the Amaruq Underground project at the Meadowbank complex which were produced as commercial production at the Amaruq Underground project has not yet been achieved.

(iv) The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd. The Detour Lake mine's payable metal sold excludes the 2% net smelter royalty transferred to Franco-Nevada Corporation. The Macassa mine's payable metal sold excludes the 1.5% net smelter royalty transferred to Franco-Nevada Corporation.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See ‘‘Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne’’ for more information on the Company’s calculation and use of total cash cost per ounce of gold produced and "Reconciliation of Non-GAAP Financial Performance Measures - Reconciliation of Production Costs to Total Cash Cost per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Cost per Tonne by Mine" for a reconciliation of these measures to the recent IFRS measure.

(vi) The Meliadine mine's cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 excludes 9,053 and 17,176 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021

(vii) The Meadowbank mine's cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 exclude 348 ounces of gold from the Amaruq Underground project at the Meadowbank complex which were produced as commercial production at the Amaruq Underground project has not yet been achieved.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	June 30, 2022	December 31, 2021
		Restated(i)
ASSETS
Current assets:
Cash and cash equivalents	$1,006,855	$185,786
Trade receivables	10,401	13,545
Inventories	1,086,348	878,944
Income taxes recoverable	76,954	7,674
Fair value of derivative financial instruments	11,494	12,305
Other current assets	352,166	204,134
Total current assets	2,544,218	1,302,388
Non-current assets:
Goodwill	2,216,311	407,792
Property, plant and mine development	17,694,487	7,675,595
Investments	295,894	343,509
Deferred income tax asset	—	133,608
Other assets	435,198	353,198
Total assets	$23,186,108	$10,216,090

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$652,789	$414,673
Share based liabilities	5,919	—
Interest payable	10,243	12,303
Income taxes payable	28,808	47,213
Current portion of long-term debt	200,000	225,000
Reclamation provision	21,547	7,547
Lease obligations	34,329	32,988
Fair value of derivative financial instruments	30,792	22,089
Total current liabilities	984,427	761,813
Non-current liabilities:
Long-term debt	1,241,196	1,340,223
Reclamation provision	716,119	722,449
Lease obligations	100,161	98,445
Share based liabilities	5,596	—
Deferred income and mining tax liabilities	3,797,090	1,223,128
Other liabilities	70,507	70,261
Total liabilities	6,915,096	4,216,319

EQUITY
Common shares:
Outstanding — 456,476,039 common shares issued, less 700,050 shares held in trust	16,216,512	5,863,512
Stock options	195,213	191,112
Contributed surplus	22,118	37,254
Deficit	(123,090)	(146,383)
Other reserves	(39,741)	54,276
Total equity	16,271,012	5,999,771
Total liabilities and equity	$23,186,108	$10,216,090

Note:

(i) Certain previously reported line items have been restated to reflect the retrospective application of amendments to IAS 16.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
		Restated(i)		Restated(i)
REVENUES
Revenues from mining operations	$1,581,058	$984,653	$2,906,746	$1,934,276

COSTS AND EXPENSES
Production(ii)	657,636	433,050	1,319,371	850,426
Exploration and corporate development	70,352	39,942	136,194	68,651
Amortization of property, plant and mine development	291,052	176,946	551,800	354,739
General and administrative	49,275	31,325	116,817	76,258
Finance costs	20,961	23,261	43,614	45,429
Loss (gain) on derivative financial instruments	40,753	(21,120)	12,089	(54)
Foreign currency translation (gain) loss	(13,492)	2,440	(12,282)	(638)
Care and maintenance	9,257	—	19,713	—
Other expenses	19,574	5,744	109,173	3,235
Income before income and mining taxes	435,690	293,065	610,257	536,230
Income and mining taxes expense	159,845	96,674	224,660	194,600
Net income for the period	$275,845	$196,391	$385,597	$341,630

Net income per share - basic	$0.61	$0.81	$0.92	$1.40
Net income per share - diluted	$0.60	$0.80	$0.92	$1.40

Weighted average number of common shares outstanding (in thousands):
Basic	455,285	243,337	419,997	243,165
Diluted	456,787	244,761	421,533	244,373

Notes:

(i) Certain previously reported line items have been restated to reflect the retrospective application of amendments to IAS 16 and the final purchase price allocation of TMAC Resources Inc. ("TMAC").

(ii) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
		Restated(i)		Restated(i)
OPERATING ACTIVITIES
Net income for the period	$275,845	$196,391	$385,597	$341,630
Add (deduct) adjusting items:
Amortization of property, plant and mine development	291,052	176,946	551,800	354,739
Deferred income and mining taxes	80,871	53,741	80,214	109,663
Unrealized loss on currency and commodity derivatives	33,569	17,131	9,514	16,390
Unrealized loss (gain) on warrants	21,095	(18,221)	20,182	13,589
Stock-based compensation	6,959	13,543	29,207	31,579
Foreign currency translation (gain) loss	(13,492)	2,440	(12,282)	(638)
Other	10,056	2,635	7,735	3,138
Changes in non-cash working capital balances:
Trade receivables	(233)	87	38,835	(4,417)
Income taxes	(3,461)	396	(43,331)	(68,087)
Inventories	(10,110)	(46,515)	168,042	(20,673)
Other current assets	(78,258)	(53,536)	(117,865)	(55,806)
Accounts payable and accrued liabilities	32,689	86,996	25,045	65,311
Interest payable	(13,316)	(12,658)	(1,995)	(400)
Cash provided by operating activities	633,266	419,376	1,140,698	786,018

INVESTING ACTIVITIES
Additions to property, plant and mine development	(408,596)	(216,761)	(701,747)	(408,902)
Cash and cash equivalents acquired in Kirkland acquisition	—	—	838,732	—
Acquisition of TMAC, net of cash and cash equivalents	—	—	—	(185,898)
Advance to TMAC to fund repayment of debt	—	—	—	(105,000)
Payment to repurchase the Hope Bay royalty	—	—	—	(50,000)
Proceeds from sale of property, plant and mine development	135	80	522	542
Net (purchases) sales of short-term investments	(7,257)	2,216	(4,130)	666
Net proceeds from sale of equity securities	—	2,700	—	4,173
Purchases of equity securities and other investments	(18,411)	(5,380)	(31,854)	(10,849)
Payments for financial assets at amortized cost	—	(16,000)	—	(16,000)
Proceeds from loan repayment	40,000	—	40,000	—
Decrease in restricted cash	—	23,077	—	23,077
Cash (used in) provided by investing activities	(394,129)	(210,068)	141,523	(748,191)

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	100,000	100,000	340,000
Repayment of Credit Facility	—	(100,000)	(100,000)	(340,000)
Repayment of Senior Notes	(125,000)	—	(125,000)	—
Repayment of lease obligations	(8,476)	(10,047)	(16,786)	(15,471)
Dividends paid	(149,801)	(67,038)	(304,583)	(140,008)
Repurchase of common shares	(22,258)	—	(50,147)	(34,606)
Proceeds on exercise of stock options	6,104	8,244	23,945	16,645
Common shares issued	5,124	4,680	10,406	9,145
Cash used in financing activities	(294,307)	(64,161)	(462,165)	(164,295)
Effect of exchange rate changes on cash and cash equivalents	30	6,057	1,013	1,611
Net (decrease) increase in cash and cash equivalents during the period	(55,140)	151,204	821,069	(124,857)
Cash and cash equivalents, beginning of period	1,061,995	126,466	185,786	402,527
Cash and cash equivalents, end of period	$1,006,855	$277,670	$1,006,855	$277,670

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$33,219	$34,327	$41,422	$42,053
Income and mining taxes paid	$84,678	$44,518	$188,078	$153,171

Note:

(i) Certain previously reported line items have been restated to reflect the retrospective application of amendments to IAS 16 and the final purchase price allocation of TMAC.

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding total cash costs per ounce of gold produced and minesite costs per tonne.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2022	2021	2022	2021
Quebec
LaRonde mine	$33,949	$59,806	$79,790	$111,148
LaRonde Zone 5 mine	17,133	14,253	33,866	26,938
LaRonde complex	51,082	74,059	113,656	138,086
Canadian Malartic mine(i)	56,405	63,458	113,342	118,926
Goldex mine	26,530	25,261	52,747	47,774
Ontario
Detour Lake mine	137,429	—	257,394	—
Macassa mine	33,001	—	65,315	—
Nunavut
Meliadine mine	86,386	60,538	165,065	125,278
Meadowbank complex	107,373	96,357	204,084	183,696
Hope Bay mine	—	17,594	—	41,669
Australia
Fosterville mine	48,303	—	136,304	—
Europe
Kittila mine	53,315	47,944	102,766	96,604
Mexico
Pinos Altos mine	39,873	39,345	72,409	71,343
Creston Mascota mine	484	2,009	1,099	4,426
La India mine	17,455	6,485	35,190	22,624
Production costs per the condensed interim consolidated statements of income	$657,636	$433,050	$1,319,371	$850,426

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		70,736		80,681		158,285		156,070
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$33,949	$480	$59,806	$741	$79,790	$504	$111,148	$712
Inventory adjustments(ii)	20,746	293	(5,483)	(68)	31,673	200	(4,554)	(29)
Realized gains and losses on hedges of production costs	(127)	(2)	(3,515)	(44)	(612)	(4)	(5,771)	(37)
Other adjustments(vi)	4,079	58	5,364	67	6,841	44	10,182	65
Cash operating costs (co-product basis)	$58,647	$829	$56,172	$696	$117,692	$744	$111,005	$711
By-product metal revenues	(18,643)	(263)	(20,878)	(259)	(35,861)	(227)	(38,777)	(248)
Cash operating costs (by-product basis)	$40,004	$566	$35,294	$437	$81,831	$517	$72,228	$463

LaRonde mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				423				443				877				930
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$33,949		$80		$59,806		$135		$79,790		$91		$111,148		$120
Production costs (C$)	C$	43,317	C$	103	C$	72,508	C$	164	C$	101,332	C$	115	C$	138,911	C$	149
Inventory adjustments (C$)(ii)		25,856		61		(4,336)		(10)		38,213		44		(3,831)		(4)
Other adjustments (C$)(vi)		(3,371)		(8)		(3,129)		(7)		(6,877)		(8)		(5,623)		(6)
Minesite operating costs (C$)	C$	65,802	C$	156	C$	65,043	C$	147	C$	132,668	C$	151	C$	129,457	C$	139

LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		17,774		16,842		35,262		34,531
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$17,133	$964	$14,253	$846	$33,866	$960	$26,938	$780
Inventory adjustments(ii)	350	20	318	19	815	24	1,687	49
Realized gains and losses on hedges of production costs	(30)	(2)	(831)	(49)	(143)	(4)	(1,364)	(40)
Other adjustments(vi)	19	1	29	2	49	1	57	2
Cash operating costs (co-product basis)	$17,472	$983	$13,769	$818	$34,587	$981	$27,318	$791
By-product metal revenues	(28)	(1)	(63)	(4)	(119)	(3)	(152)	(4)
Cash operating costs (by-product basis)	$17,444	$982	$13,706	$814	$34,468	$978	$27,166	$787

LaRonde Zone 5 mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				291				278				570				555
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$17,133		$59		$14,253		$51		$33,866		$59		$26,938		$49
Production costs (C$)	C$	21,854	C$	75	C$	17,645	C$	63	C$	43,027	C$	75	C$	33,799	C$	61
Inventory adjustments (C$)(ii)		523		2		259		1		1,099		2		1,902		3
Minesite operating costs (C$)	C$	22,377	C$	77	C$	17,904	C$	64	C$	44,126	C$	77	C$	35,701	C$	64

LaRonde complex Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		88,510		97,523		193,547		190,601
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$51,082	$577	$74,059	$759	$113,656	$587	$138,086	$724
Inventory adjustments(ii)	21,096	238	(5,165)	(53)	32,488	168	(2,867)	(15)
Realized gains and losses on hedges of production costs	(157)	(2)	(4,346)	(45)	(755)	(4)	(7,135)	(37)
Other adjustments(vi)	4,098	47	5,393	56	6,890	36	10,239	54
Cash operating costs (co-product basis)	$76,119	$860	$69,941	$717	$152,279	$787	$138,323	$726
By-product metal revenues	(18,671)	(211)	(20,941)	(215)	(35,980)	(186)	(38,929)	(205)
Cash operating costs (by-product basis)	$57,448	$649	$49,000	$502	$116,299	$601	$99,394	$521

LaRonde complex Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				714				721				1,447				1,485
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$51,082		$72		$74,059		$103		$113,656		$79		$138,086		$93
Production costs (C$)	C$	65,171	C$	92	C$	90,153	C$	125	C$	144,359	C$	100	C$	172,710	C$	116
Inventory adjustments (C$)(ii)		26,379		37		(4,077)		(6)		39,312		27		(1,929)		(1)
Other adjustments (C$)(vi)		(3,371)		(5)		(3,129)		(4)		(6,877)		(5)		(5,623)		(4)
Minesite operating costs (C$)	C$	88,179	C$	124	C$	82,947	C$	115	C$	176,794	C$	122	C$	165,158	C$	111

Canadian Malartic mine Per Ounce of Gold Produced(i)	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		87,186		92,106		167,695		181,656
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$56,405	$647	$63,458	$689	$113,342	$676	$118,926	$655
Inventory adjustments(ii)	2,139	25	(1,191)	(13)	2,867	17	498	3
Realized gains and losses on hedges of production costs	—	—	—	—	—	—	(78)	—
Other adjustments(vi)	8,332	95	120	1	16,114	96	325	1
Cash operating costs (co-product basis)	$66,876	$767	$62,387	$677	$132,323	$789	$119,671	$659
By-product metal revenues	(1,243)	(14)	(1,846)	(20)	(2,905)	(17)	(3,876)	(22)
Cash operating costs (by-product basis)	$65,633	$753	$60,541	$657	$129,418	$772	$115,795	$637

Canadian Malartic mine Per Tonne(i)	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				2,399				2,820				4,811				5,451
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$56,405		$24		$63,458		$23		$113,342		$24		$118,926		$22
Production costs (C$)	C$	71,080	C$	30	C$	79,257	C$	28	C$	142,709	C$	30	C$	150,467	C$	28
Inventory adjustments (C$)(ii)		2,664		1		(1,408)		—		3,674		1		803		—
Other adjustments (C$)(vi)		10,581		4		—		—		20,228		4		—		—
Minesite operating costs (C$)	C$	84,325	C$	35	C$	77,849	C$	28	C$	166,611	C$	35	C$	151,270	C$	28

Goldex mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		36,877		34,659		71,322		69,309
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$26,530	$719	$25,261	$729	$52,747	$740	$47,774	$689
Inventory adjustments(ii)	(22)	(1)	18	1	688	10	38	1
Realized gains and losses on hedges of production costs	(56)	(1)	(1,561)	(46)	(271)	(5)	(2,563)	(37)
Other adjustments(vi)	41	1	54	2	95	2	99	1
Cash operating costs (co-product basis)	$26,493	$718	$23,772	$686	$53,259	$747	$45,348	$654
By-product metal revenues	(5)	—	(17)	(1)	(21)	(1)	(23)	—
Cash operating costs (by-product basis)	$26,488	$718	$23,755	$685	$53,238	$746	$45,325	$654

Goldex mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				738				723				1,482				1,450
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$26,530		$36		$25,261		$35		$52,747		$36		$47,774		$33
Production costs (C$)	C$	33,951	C$	46	C$	31,146	C$	43	C$	67,171	C$	45	C$	59,704	C$	41
Inventory adjustments (C$)(ii)		23		—		(39)		—		915		1		(66)		—
Minesite operating costs (C$)	C$	33,974	C$	46	C$	31,107	C$	43	C$	68,086	C$	46	C$	59,638	C$	41

Detour Lake Mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		195,515		—		295,958		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$137,429	$703	$—	$—	$257,394	$870	$—	$—
Inventory adjustments(ii)	3,988	20	—	—	(12,633)	(43)	—	—
Purchase price allocation to inventory(v)	(22,690)	(116)	—	—	(68,837)	(233)	—	—
Other adjustments(vi)	7,304	38	—	—	11,589	40	—	—
Cash operating costs (co-product basis)	$126,031	$645	$—	$—	$187,513	$634	$—	$—
By-product metal revenues	(1,015)	(5)	—	—	(2,220)	(8)	—	—
Cash operating costs (by-product basis)	$125,016	$640	$—	$—	$185,293	$626	$—	$—

Detour Lake Mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				6,519				—				9,789				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$137,429		$21		$—		$—		$257,394		$26		$—		$—
Production costs (C$)	C$	175,421	C$	27	C$	—	C$	—	C$	327,239	C$	33	C$	—	C$	—
Inventory adjustments (C$)(ii)		5,205		1		—		—		(15,867)		(2)		—		—
Purchase price allocation to inventory(C$)(v)		(29,108)		(5)		—		—		(87,508)		(9)		—		—
Other adjustments (C$)(vi)		9,349		1		—		—		14,749		2		—		—
Minesite operating costs (C$)	C$	160,867	C$	24	C$	—	C$	—	C$	238,613	C$	24	C$	—	C$	—

Macassa Mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		61,262		—		85,750		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$33,001	$539	$—	$—	$65,315	$762	$—	$—
Inventory adjustments(ii)	953	16	—	—	(1,147)	(13)	—	—
Purchase price allocation to inventory(vi)	501	8	—	—	(10,326)	(120)	—	—
Other adjustments(vi)	1,332	21	—	—	1,288	14	—	—
Cash operating costs (co-product basis)	$35,787	$584	$—	$—	$55,130	$643	$—	$—
By-product metal revenues	(114)	(2)	—	—	(187)	(2)	—	—
Cash operating costs (by-product basis)	$35,673	$582	$—	$—	$54,943	$641	$—	$—

Macassa Mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				88				—				135				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$33,001		$374		$—		$—		$65,315		$483		$—		$—
Production costs (C$)	C$	42,211	C$	479	C$	—	C$	—	C$	83,041	C$	615	C$	—	C$	—
Inventory adjustments (C$)(ii)		1,278		14		—		—		(1,366)		(10)		—		—
Purchase price allocation to inventory(C$)(vi)		450		5		—		—		(13,128)		(97)		—		—
Other adjustments (C$)(vi)		1,725		21		—		—		1,657		12		—		—
Minesite operating costs (C$)	C$	45,664	C$	519	C$	—	C$	—	C$	70,204	C$	520	C$	—	C$	—

Meliadine mine Per Ounce of Gold Produced(vii)	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		97,572		87,641		178,276		175,644
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$86,386	$885	$60,538	$691	$165,065	$926	$125,278	$713
Inventory adjustments(ii)	(3,671)	(38)	3,127	36	(39)	—	1,427	8
Realized gains and losses on hedges of production costs	(884)	(9)	(3,980)	(45)	(2,195)	(13)	(6,614)	(38)
IAS 16 amendments(iv)	—	—	(5,543)	(64)	—	—	(10,519)	(59)
Other adjustments(vi)	68	1	81	1	163	1	124	1
Cash operating costs (co-product basis)	$81,899	$839	$54,223	$619	$162,994	$914	$109,696	$625
By-product metal revenues	(188)	(2)	(225)	(3)	(405)	(2)	(445)	(3)
Cash operating costs (by-product basis)	$81,711	$837	$53,998	$616	$162,589	$912	$109,251	$622

Meliadine mine Per Tonne(viii)	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				449				324				881				662
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$86,386		$192		$60,538		$188		$165,065		$187		$125,278		$189
Production costs (C$)	C$	109,488	C$	244	C$	75,270	C$	232	C$	208,925	C$	237	C$	158,058	C$	239
Inventory adjustments (C$)(ii)		(4,241)		(10)		3,482		11		284		—		974		1
IAS 16 amendments (C$)(iv)		—		—		(6,892)		(21)		—		—		(13,271)		(20)
Minesite operating costs (C$)	C$	105,247	C$	234	C$	71,860	C$	222	C$	209,209	C$	237	C$	145,761	C$	220

Meadowbank complex Per Ounce of Gold Produced(ix)	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		96,698		85,551		156,463		165,516
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$107,373	$1,110	$96,357	$1,126	$204,084	$1,304	$183,696	$1,110
Inventory adjustments(ii)	(9,132)	(94)	988	12	6,071	39	6,767	41
Realized gains and losses on hedges of production costs	(1,631)	(17)	(4,296)	(50)	(3,674)	(23)	(7,210)	(44)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	(1,436)	(9)	—	—
IAS 16 amendments(iv)	—	—	(335)	(4)	—	—	(335)	(2)
Other adjustments(vi)	(26)	—	124	1	40	—	197	1
Cash operating costs (co-product basis)	$96,584	$999	$92,838	$1,085	$205,085	$1,311	$183,115	$1,106
By-product metal revenues	(587)	(6)	(701)	(8)	(882)	(6)	(1,193)	(7)
Cash operating costs (by-product basis)	$95,997	$993	$92,137	$1,077	$204,203	$1,305	$181,922	$1,099

Meadowbank complex Per Tonne(x)	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				930				879				1,785				1,803
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$107,373		$116		$96,357		$110		$204,084		$114		$183,696		$102
Production costs (C$)	C$	136,663	C$	147	C$	120,668	C$	137	C$	259,128	C$	145	C$	233,434	C$	129
Inventory adjustments (C$)(ii)		(10,911)		(12)		880		1		7,897		5		7,982		5
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		(1,793)		(1)		—		—
IAS 16 amendments (C$)(iv)		—		—		(420)		—		—		—		(420)		—
Minesite operating costs (C$)	C$	125,752	C$	135	C$	121,128	C$	138	C$	265,232	C$	149	C$	240,996	C$	134

Hope Bay mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		—		25,308		—		37,567
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$—	$—	$17,594	$695	$—	$—	$41,669	$1,109
Inventory adjustments(ii)	—	—	5,555	220	—	—	(7,136)	(190)
Cash operating costs (co-product basis)	$—	$—	$23,149	$915	$—	$—	$34,533	$919
By-product metal revenues	—	—	—	—	—	—	—	—
Cash operating costs (by-product basis)	$—	$—	$23,149	$915	$—	$—	$34,533	$919

Hope Bay mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				—				95				—				134
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$—		$—		$17,594		$185		$—		$—		$41,669		$311
Production costs (C$)	C$	—	C$	—	C$	21,468	C$	225	C$	—	C$	—	C$	51,945	C$	387
Inventory adjustments (C$)(ii)		—		—		6,979		74		—		—		(9,327)		(70)
Minesite operating costs (C$)	C$	—	C$	—	C$	28,447	C$	299	C$	—	C$	—	C$	42,618	C$	317

Fosterville Mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		86,065		—		167,892		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$48,303	$561	$—	$—	$136,304	$812	$—	$—
Inventory adjustments(ii)	(970)	(12)	—	—	(6,809)	(41)	—	—
Purchase price allocation to inventory(v)	(16,997)	(197)	—	—	(73,674)	(439)	—	—
Cash operating costs (co-product basis)	$30,336	$352	$—	$—	$55,821	$332	$—	$—
By-product metal revenues	(125)	(1)	—	—	(313)	(1)	—	—
Cash operating costs (by-product basis)	$30,211	$351	$—	$—	$55,508	$331	$—	$—

Fosterville Mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)				122				—				213				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$48,303		$396		$—		$—		$136,304		$641		$—		$—
Production costs (A$)	A$	71,814	A$	597	A$	—	A$	—	A$	189,040	A$	890	A$	—	A$	—
Inventory adjustments (A$)(ii)		(1,204)		(9)		—		—		(9,409)		(43)		—		—
Purchase price allocation to inventory(A$)(v)		(26,678)		(218)		—		—		(102,178)		(478)		—		—
Minesite operating costs (A$)	A$	43,932	A$	370	A$	—	A$	—	A$	77,453	A$	369	A$	—	A$	—

Kittila mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		64,814		53,263		110,322		113,979
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$53,315	$823	$47,944	$900	$102,766	$932	$96,604	$848
Inventory adjustments(ii)	(1,164)	(19)	643	12	(3,955)	(36)	348	3
Realized gains and losses on hedges of production costs	1,542	24	(55)	(1)	2,220	20	(61)	(1)
Other adjustments(vi)	39	1	173	3	93	1	345	3
Cash operating costs (co-product basis)	$53,732	$829	$48,705	$914	$101,124	$917	$97,236	$853
By-product metal revenues	(78)	(1)	(79)	(1)	(167)	(2)	(133)	(1)
Cash operating costs (by-product basis)	$53,654	$828	$48,626	$913	$100,957	$915	$97,103	$852

Kittila mine Per Tonne	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Tonnes of ore milled (thousands of tonnes)		556		483		1,017		977
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$53,315	$96	$47,944	$99	$102,766	$101	$96,604	$99
Production costs (€)	€49,550	€89	€39,861	€83	€93,458	€92	€80,929	€83
Inventory adjustments (€)(ii)	(655)	(1)	435	—	(2,929)	(3)	98	—
Minesite operating costs (€)	€48,895	€88	€40,296	€83	€90,529	€89	€81,027	€83

Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		23,020		32,614		48,190		61,789
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$39,873	$1,732	$39,345	$1,206	$72,409	$1,503	$71,343	$1,155
Inventory adjustments(ii)	(2,955)	(128)	(2,850)	(87)	(2,156)	(45)	(690)	(11)
Realized gains and losses on hedges of production costs	(313)	(14)	(856)	(26)	(547)	(11)	(1,405)	(23)
Other adjustments(vi)	322	14	439	13	625	12	815	13
Cash operating costs (co-product basis)	$36,927	$1,604	$36,078	$1,106	$70,331	$1,459	$70,063	$1,134
By-product metal revenues	(5,082)	(221)	(8,403)	(257)	(11,345)	(235)	(17,941)	(290)
Cash operating costs (by-product basis)	$31,845	$1,383	$27,675	$849	$58,986	$1,224	$52,122	$844

Pinos Altos mine Per Tonne	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Tonnes of ore processed (thousands of tonnes)		366		521		750		1,014
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$39,873	$109	$39,345	$76	$72,409	$97	$71,343	$70
Inventory adjustments(ii)	(2,955)	(8)	(2,850)	(6)	(2,156)	(3)	(690)	—
Minesite operating costs	$36,918	$101	$36,495	$70	$70,253	$94	$70,653	$70

Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		635		3,228		1,641		7,480
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$484	$762	$2,009	$622	$1,099	$670	$4,426	$592
Inventory adjustments(ii)	60	95	(141)	(44)	(27)	(16)	(618)	(83)
Other adjustments(vi)	30	49	96	30	48	29	237	32
Cash operating costs (co-product basis)	$574	$906	$1,964	$608	$1,120	$683	$4,045	$541
By-product metal revenues	(5)	(7)	(863)	(267)	(140)	(85)	(2,126)	(284)
Cash operating costs (by-product basis)	$569	$899	$1,101	$341	$980	$598	$1,919	$257

Creston Mascota mine Per Tonne(xi)	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Tonnes of ore processed (thousands of tonnes)		—		—		—		—
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$484	$—	$2,009	$—	$1,099	$—	$4,426	$—
Inventory adjustments(ii)	60	—	(141)	—	(27)	—	(618)	—
Other adjustments(vi)	(544)	—	(1,868)	—	(1,072)	—	(3,808)	—
Minesite operating costs	$—	$—	$—	$—	$—	$—	$—	$—

La India mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Gold production (ounces)		20,016		4,712		41,718		21,745
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$17,455	$872	$6,485	$1,376	$35,190	$844	$22,624	$1,040
Inventory adjustments(ii)	1,564	78	(12)	(3)	2,132	51	230	11
Other adjustments(vi)	177	9	79	17	373	9	199	9
Cash operating costs (co-product basis)	$19,196	$959	$6,552	$1,390	$37,695	$904	$23,053	$1,060
By-product metal revenues	(451)	(23)	(190)	(40)	(1,159)	(28)	(752)	(34)
Cash operating costs (by-product basis)	$18,745	$936	$6,362	$1,350	$36,536	$876	$22,301	$1,026

La India mine Per Tonne	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Tonnes of ore processed (thousands of tonnes)		1,356		1,745		2,919		3,387
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$17,455	$13	$6,485	$4	$35,190	$12	$22,624	$7
Inventory adjustments(ii)	1,564	1	(12)	—	2,132	1	230	—
Minesite operating costs	$19,019	$14	$6,473	$4	$37,322	$13	$22,854	$7

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company’s effort to prevent or curtail community transmission of COVID-19. These costs were previously included in “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

(iv) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. The Company considers the disclosure of the total cash cost per ounce of gold produced (by-product and co-product) without the incorporation of the impacts of the retrospective application of IAS 16 amendments is helpful to investors so they can compare current performance to what management considers steady-state operational costs for the comparative period.

(v) On February 2, 2022 the Company announced the completion of the merger of equals with Kirkland Lake Gold and this adjustment reflects the fair value allocated to inventory on the purchase price equation.

(vi) Other adjustments consists of costs associated with a 5% in-kind royalty paid by the Canadian Malartic mine, a 2% in-kind royalty paid by the Detour Lake mine, a 1.5% in-kind royalty paid by the Macassa mine, as well as, smelting, refining, and marketing charges to production costs.

(vii) The Meliadine mine’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 excludes 9,053 and 17,176 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(viii) The Meliadine mine’s cost calculations per tonne for the three and six months ended June 30, 2021 excludes 93,340 and 170,377 tonnes of ore, from the Tiriganiaq open pit deposit, respectively, which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ix) The Meadowbank complex’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 exclude 348 ounces of payable gold production which were produced as commercial production at the Amaruq Underground project has not yet been achieved.

(x) The Meadowbank complex’s cost calculations per tonne for the three and six months ended June 30, 2021 exclude 1,913 tonnes of ore from the Amaruq Underground project which were processed during these periods as commercial production at the Amaruq Underground project has not yet been achieved.

(xi) The Creston Mascota mine’s cost calculations per tonne for the three and six months ended June 30, 2022 exclude approximately $0.5 and $1.9 million of production costs incurred during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020. The Creston Mascota mine’s cost calculations per tonne for the three and six months ended June 30, 2021 excludes approximately $2.0 million and $4.4 million of production costs incurred during these periods, respectively, following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced(vii) and All-in Sustaining Costs per Ounce of Gold Produced(vii)

	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce of gold produced, except where noted)	2022	2021	2022	2021
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$657,636	$433,050	$1,319,371	$850,426
Gold production (ounces)(i)(ii)	858,170	516,605	1,518,774	1,025,286
Production costs per ounce of adjusted gold production	$766	$838	$869	$829
Adjustments:
Inventory adjustments(iii)	14	2	12	(2)
Purchase price allocation to inventory(iv)	(46)	—	(101)	—
IAS 16 amendments(v)	—	(11)	—	(11)
Realized gains and losses on hedges of production costs	(2)	(29)	(3)	(24)
Operational care and maintenance costs due to COVID-19(vi)	—	—	(1)	—
Other(vii)	26	12	24	13
Total cash costs per ounce of gold produced (co-product basis)(viii)	$758	$812	$800	$805
By-product metal revenues	(32)	(64)	(37)	(64)
Total cash costs per ounce of gold produced (by-product basis)(viii)	$726	$748	$763	$741
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	231	215	197	195
General and administrative expenses (including stock option expense)	57	61	77	74
Non-cash reclamation provision and sustaining leases(ix)	12	13	14	12
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,026	$1,037	$1,051	$1,022
By-product metal revenues	32	64	37	64
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,058	$1,101	$1,088	$1,086

Notes:

(i) Gold production for the three months ended June 30, 2021 excludes 9,053 and 17,176 ounces of payable production of gold at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021

(ii) Gold production for the three and six months ended June 30, 2021 exclude 348 ounces of payable production of gold at the Meadowbank mine which were produced as commercial production at the Amaruq Underground project has not yet been achieved.

(iii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iv) On February 2, 2022 the Company announced the completion of the merger of equals with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.

(v) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. This adjustment eliminates the effects of the retrospective application of IAS 16 amendments on the total cash costs per ounce of gold produced (by-product and co-product) as well as all-in sustaining costs (by-product and co-product).

(vi) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.

(vii) Other adjustments consists of costs associated with a 5% in-kind royalty paid by the Canadian Malartic mine, a 2% in-kind royalty paid by the Detour Lake mine, a 1.5% in-kind royalty paid by the Macassa mine, smelting, refining and marketing charges to production costs.

(viii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See ’‘Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne’’ for more information on the Company’s use of total cash cost per ounce of gold produced.

(ix) Sustaining leases are lease payments related to sustaining assets.

Reconciliation of Operating Margin(i) to Net Income

	Three Months Ended June 30, 2022
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$124,826	$(33,949)	$90,877
LaRonde Zone 5 mine	24,999	(17,133)	7,866
Canadian Malartic mine(ii)	160,866	(56,405)	104,461
Goldex mine	68,186	(26,530)	41,656
Detour Lake mine	352,270	(137,429)	214,841
Macassa mine	107,779	(33,001)	74,778
Meliadine mine	183,126	(86,386)	96,740
Meadowbank complex	175,417	(107,373)	68,044
Fosterville mine	173,745	(48,303)	125,442
Kittila mine	120,926	(53,315)	67,611
Pinos Altos mine	51,360	(39,873)	11,487
Creston Mascota mine	1,126	(484)	642
La India mine	36,432	(17,455)	18,977
Segment totals	$1,581,058	$(657,636)	$923,422
Corporate and other:
Exploration and corporate development			70,352
Amortization of property, plant, and mine development			291,052
General and administrative			49,275
Finance costs			20,961
Loss (gain) on derivative financial instruments			40,753
Environmental remediation			(319)
Foreign currency translation gain			(13,492)
Care and maintenance			9,257
Other expenses			19,893
Income and mining taxes expense			159,845
Net income per consolidated interim condensed statements of income			$275,845

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Note Regarding Certain Measures of Performance” for more information on the Company’s use of operating margin.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

Reconciliation of Operating Margin(i) to Net Income

	Six Months Ended June 30, 2022
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$274,231	$(79,790)	$194,441
LaRonde Zone 5 mine	58,388	(33,866)	24,522
Canadian Malartic mine(ii)	297,105	(113,342)	183,763
Goldex mine	131,521	(52,747)	78,774
Detour Lake mine	600,293	(257,394)	342,899
Macassa mine	164,248	(65,315)	98,933
Meliadine mine	346,084	(165,065)	181,019
Meadowbank complex	266,930	(204,084)	62,846
Hope Bay mine	144	—	144
Fosterville mine	368,602	(136,304)	232,298
Kittila mine	216,488	(102,766)	113,722
Pinos Altos mine	103,327	(72,409)	30,918
Creston Mascota mine	2,918	(1,099)	1,819
La India mine	76,467	(35,190)	41,277
Segment totals	$2,906,746	$(1,319,371)	$1,587,375
Corporate and other:
Exploration and corporate development			136,194
Amortization of property, plant, and mine development			551,800
General and administrative			116,817
Finance costs			43,614
Loss on derivative financial instruments			12,089
Environmental remediation			(2,618)
Foreign currency translation gain			(12,282)
Care and maintenance			19,713
Other expenses			111,791
Income and mining taxes expense			224,660
Net income per consolidated interim condensed statements of income			$385,597

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Note Regarding Certain Measures of Performance” for more information on the Company’s use of operating margin.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

Reconciliation of Operating Margin(i) to Net Income

	Three Months Ended June 30, 2021
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$175,423	$(59,806)	$115,617
LaRonde Zone 5 mine	29,505	(14,253)	15,252
Canadian Malartic mine(ii)	173,037	(63,458)	109,579
Goldex mine	63,142	(25,261)	37,881
Meliadine mine(iii)	170,470	(60,538)	109,932
Meadowbank complex(iii)	152,420	(96,357)	56,063
Hope Bay mine	31,990	(17,594)	14,396
Kittila mine	99,382	(47,944)	51,438
Pinos Altos mine	71,250	(39,345)	31,905
Creston Mascota mine	7,180	(2,009)	5,171
La India mine	10,854	(6,485)	4,369
Segment totals	$984,653	$(433,050)	$551,603
Corporate and other:
Exploration and corporate development			39,942
Amortization of property, plant, and mine development(iii)			176,946
General and administrative			31,325
Finance costs			23,261
Gain on derivative financial instruments			(21,120)
Environmental remediation			(210)
Foreign currency translation loss			2,440
Other expenses			5,954
Income and mining taxes expense			96,674
Net income per consolidated interim condensed statements of income			$196,391

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Note Regarding Certain Measures of Performance” for more information on the Company’s use of operating margin.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

Reconciliation of Operating Margin(i) to Net Income

	Six Months Ended June 30, 2021
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$320,493	$(111,148)	$209,345
LaRonde Zone 5 mine	54,788	(26,938)	27,850
Canadian Malartic mine(ii)	332,253	(118,926)	213,327
Goldex mine	124,394	(47,774)	76,620
Meliadine mine(iii)	346,426	(125,278)	221,148
Meadowbank complex(iii)	289,709	(183,696)	106,013
Hope Bay mine	67,295	(41,669)	25,626
Kittila mine	206,745	(96,604)	110,141
Pinos Altos mine	129,674	(71,343)	58,331
Creston Mascota mine	17,231	(4,426)	12,805
La India mine	45,268	(22,624)	22,644
Segment totals	$1,934,276	$(850,426)	$1,083,850
Corporate and other:
Exploration and corporate development			68,651
Amortization of property, plant, and mine development(iii)			354,739
General and administrative			76,258
Finance costs			45,429
Gain on derivative financial instruments			(54)
Environmental remediation			(838)
Foreign currency translation gain			(638)
Other expenses			4,073
Income and mining taxes expense			194,600
Net income per consolidated interim condensed statements of income			$341,630

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Note Regarding Certain Measures of Performance” for more information on the Company’s use of operating margin.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

Reconciliation of Sustaining Capital Expenditures(i) and Development Capital Expenditures(i) to the Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Sustaining capital expenditures(i)(ii)	$198,024	$110,933	$299,750	$200,130
Development capital expenditures(i)	203,546	121,804	351,905	205,906
Total Capital Expenditures	$401,570	$232,737	$651,655	$406,036
Working capital adjustments	7,026	(15,976)	50,092	2,866
Additions to property, plant and mine development per the consolidated statements of cash flows	$408,596	$216,761	$701,747	$408,902

Note:

(i) Sustaining capital expenditures and development capital expenditures are not recognized measures under IFRS and this data may not be comparable to other gold producers. See “Note on Certain Measures of Performance” for more information on the Company’s use of sustaining capital expenditures and development capital expenditures.

(ii) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

Reconciliation of Long-Term Debt to Net Debt

	As at June 30, 2022	As at December 31, 2021
Current portion of long-term debt per the interim consolidated balance sheets	$200,000	$225,000
Non-current portion of long-term debt	1,241,196	1,340,223
Long-term debt	$1,441,196	$1,565,223
Adjustments:
Cash and cash equivalents	$(1,006,855)	$(185,786)
Net Debt	$434,341	$1,379,437